UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

24 February 2012

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place 167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Media Release

2.	Condensed accounts

3.	Management commentary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 24 February 2012	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

MEDIA RELEASE

Continued Operating Performance Improvements and a Successful Demerger

Telecom New Zealand has today reported Net Profit after Tax (NPAT) of $1,006m for the six months to 31 December 2011.

The period included five months of trading before the demerger of Chorus on 30 November 2011, and one month of trading post-demerger. The result includes a large non-cash accounting adjustment relating to the demerger of Chorus, as well as several other one off items.

Reported and adjusted result highlights

$m	REPORTED		ADJUSTED
	H1 FY12	Change %	H1 FY12	Change %
EBITDA – continuing operations	519	3.6%	488	0.2%
EBITDA – discontinued operations	1,137	NM	321	NM
Total EBITDA	1,656	90.3%	809	N/A
Net Profit after Tax	1,006	NM	240	51.9%
Capex	325	-32.3%	325	-32.3%

“I am pleased to report that Telecom continued to deliver operating performance gains during a half year that also featured the successful demerger of its Chorus business,” said Paul Reynolds, Telecom CEO.

“The momentum built up last year has been maintained and we delivered improvements in customer satisfaction and operating efficiency, as well as real progress towards our strategic growth goals in broadband, mobile and ICT.

“The demerger was probably the most complex corporate transaction in recent New Zealand history and a world’s first for a telecommunications company. I am pleased it has helped deliver real value for customers and shareholders.

“Following the successful demerger, Telecom is positioned for the future serving of customers and retaining number one or number two position in all core markets, through a suite of services that run on our national, mobile, data and PSTN networks.

“In addition, the company can now compete on a similar footing to its competitors, due to the reduced impact of regulation in the new industry structure,” Dr Reynolds said.

“Due to the demerger timing and the associated accounting impact, year-on-year financial comparisons are complicated. However, the ongoing operational improvement in Telecom’s continuing business is clear after adjusting for the significant non-cash accounting and other impacts of the demerger.

1

“In line with the company’s Vision 2013 strategy, simplification of our business has delivered both improvement to customer satisfaction and reduction in costs.

“The continued focus on mobile, broadband and ICT has provided a strong platform for the future, and delivered growth in NZ broadband revenues as well as average revenue per user growth (ARPUs) in both mobile and broadband. There has also been further margin growth in IT services.”

“Customer satisfaction has improved in New Zealand, and the focus on simplicity and efficiency means that costs have declined faster than revenues, enabling Telecom to maintain flat EBITDA for its continuing operations.

“This, along with emphasis on good control of Capex, has resulted in a 25% improvement in adjusted Free Cash Flow when compared to the first half of the previous financial year. The share buyback, announced today, will return further value to shareholders.”

Adjusting items

The adjusted results remove the impact of a number of one-off items, the most significant of which relate to the demerger, to provide a clearer view of the underlying operational performance of the business.

The demerger-related adjusting items are:

•	A $863m non-cash gain upon demerger of Chorus

•	A $28m non-cash reclassification following the simplification of the corporate structure

•	$110m debt restructuring costs

•	$47m Demerger costs

The largest adjusting item is an $863m non-cash gain on the demerger of Chorus.

$775m of this gain relates to the difference between the historic cost and the fair value of assets transferred to Chorus on demerger.

The historical cost of the Chorus assets was $489m, while fair value, based on the Chorus share price on 30 November 2011, was $1,264m giving rise to a one off non-cash gain of $775m to Telecom.

A further $88m gain mostly relates to the difference between the net present value of lease payments that will be received from Chorus for exchange buildings, and the book value of the exchange buildings being leased.

Dividend, Capital Management and Guidance

A fully-imputed dividend of 9c per share has been declared for H1 FY12.

Telecom has also announced an on-market buyback of shares to return surplus capital to shareholders. The buyback of up to $300m will be executed during the 2012 calendar year.

2

“Telecom remains committed to maintaining ‘A-band’ credit ratings with Moody’s and Standard and Poor’s,” said Nick Olson, Telecom CFO.

“It is possible to return up to $300m of surplus capital to shareholders during the calendar year while maintaining a net debt to EBITDA ratio of less than 1.1x.”

Telecom has today announced forecast guidance of:

•	H2 FY12 adjusted EBITDA of around $560m

•	H2 FY12 adjusted NPAT of $160m to $190m

•	H2 FY12 Capex of $190m to $220m

Mobile

NZ mobile revenues were up 12% when compared to the first half of the prior financial year. This is primarily due to an increase in device revenues relating to a change in subsidy accounting. ARPUs increased 9% on the equivalent period, driven by very strong data growth.

“The focus on increasing our share of high value post-paid customers has delivered a 27,000 post-paid connection increase in the half, due to strong Android and iPhone sales,” said Dr Reynolds.

“At the end of the period we also launched Skinny, our new standalone business and brand oriented at the youth market.

“The prepaid customer base is down by 92,000 connections, with little revenue impact, as some of our very occasional-use connections on CDMA disconnect. We remain on-track for the closure of the CDMA network in July 2012.

“639,000 customers remain on CDMA, representing 11% of mobile revenues, and we continue to bring a wide range of offers to the market for transferring CDMA customers.”

Broadband

NZ Broadband revenues were up 5% during the half, through a combination of a 7,000 increase in connections during the half and a 2% increase in ARPUs.

“Our strategy of bundling broadband, access and calling is delivering benefits, with more than 500,000, or 92%, of retail broadband customers on a bundled package. This has ensured low levels of churn with Telecom and Gen-i’s market share of connections at 51%.”

IT Services

Gen-i IT Services EBITDA was up 27% vs H1 FY11, with IT Services margins increasing to 7%, up from 6% in H1 FY11.

“IT Services EBITDA increased as costs continued to decline, reflecting improvements in delivery processes that also helped improve customer satisfaction. We sold the Software Solutions business during the period and Gen-i remains the NZ market leader, with around 14% share of the IT services market.”

3

Access and Calling

Telecom’s traditional access and calling revenues continued to decline at around 4% during the period, in line with worldwide trends. However, total reported revenues in this segment during the period declined by 12%, reflecting the sale of AAPT consumer in 2011, the withdrawal from unprofitable international voice customer contracts overseas, reduced mobile termination rates on receipts from other carriers and lower dividends from Southern Cross. In aggregate, these unusual items had minimal EBITDA impact.

“Telecom and Gen-i’s fixed access market share is 64%.”

Business Unit highlights

Retail

EBITDA was down 3% or $7m, after absorbing a $27m increase in mobile cost of sales. Labour costs were down 12% following restructuring activity.

“Post-paid mobile is performing well, and it is very pleasing to see positive trends in the Consumer market,” said Alan Gourdie, Telecom Retail CEO. “Our broadband strategy is working well; ARPU is growing and churn remains low. We are working on developing our fibre products and will be ready for UFB.”

Gen-i

EBITDA is up 17% as a result of good growth in mobile following strong connection growth and through ongoing transformational activity that has reduced labour costs 9%.

“Our mobile market share in the corporate market is now 71%, with several more good corporate wins during the period, including KiwiRail, Harcourts, Mainfreight and Ray White,” said Chris Quin, CEO Gen-i. “Mobile and leadership in fibre remain a key focus for Gen-i.”

“Our IT services EBITDA grew 27%. We are driving the margin improvement by creating a culture of operational excellence, reducing errors and improving service. Also, by standardising the customer experience, this has allowed us to get more efficient and get it right the first time more often.”

Wholesale & International

EBITDA was up 5% primarily as a result of lower operating costs.

“The transformation and re-organisation of the International Voice business has successfully been executed with a 40% lower operating cost base and an improvement to customer satisfaction to world class levels,” said Nick Clarke, GM Wholesale and International.

“A new commercial NZ Wholesale business has been set up which has a much lower operating cost base, and a greater focus on future, commercial wholesale services, such as MVNO and managed services.”

AAPT

EBITDA of A$31m is 18% lower than H1 of last year

4

“The reduction in EBITDA reflects a very tough operating environment,” said David Yuile, CEO AAPT. “However, free cash flow has improved by 113% as capex reductions have more than offset the reduction in EBITDA.”

ENDS

For investor enquiries, please contact:

Stefan Knight

Head of Investor Relations

+64 (0)27 252 9438

For media enquiries, please contact:

Ian Bonnar

Head of Group Communications

+64(0)27 215 7564

Or

Mark Watts

Head of Corporate Relations

+64(0)27 250 4018

5

Income statement – reported

	000000	000000	000000
Six months ended 31 December 2011	2011 $M	2010 $M	Change %
Revenue	2,358	2,555	-7.7%
Expenses	(1,839)	(2,054)	-10.5%
EBITDA	519	501	3.6%
Depreciation & amortisation	(284)	(377)	-24.7%
EBIT	235	124	89.5%
Net finance expense	(59)	(63)	-6.3%
Share of associates’ profit/(losses)	0	1	NM
Income tax expense	(47)	(28)	67.9%
Net Earnings from Continuing Operations	129	34	NM
Earnings from discontinued operations, net of tax	877	131	NM
Net Earnings	1,006	165	NM

EPS	52	9	NM
DPS	9.0	7	28.6%

Income statement – adjusted

	000000	000000	000000
Six month ended 31 December 2011	2011 $M	2010 $M	Change %
Revenue	2,322	2,537	-8.5%
Expenses	(1,834)	(2,050)	-10.5%
EBITDA	488	487	0.2%
Depreciation & amortisation	(284)	(377)	-24.7%
EBIT	204	110	85.5%
Net finance expense	(59)	(63)	-6.3%
Share of associates’ profit/(losses)	0	1	NM
Income tax expense	(46)	(29)	58.6%
Net Earnings from Continuing Operations	99	19	NM
Earnings from discontinued operations, net of tax	141	139	NM
Net Earnings	240	158	51.9%

EPS	12	8	50.0%
DPS	9.0	7	28.6%

6

Forward-looking statements and disclaimer

This media release includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of Telecom. Such forward-looking statements are based on the beliefs of management as well as on assumptions made by and information currently available at the time such statements were made.

These forward-looking statements can be identified by words such as ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘plan’, ‘may’, ‘could’ and similar expressions. Any statements in this announcement that are not historical facts are forward-looking statements. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond Telecom’s control, and which may cause actual results to differ materially from those projected in the forward-looking statements contained in this management commentary. Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements are discussed herein and also include Telecom’s anticipated growth strategies, Telecom’s future results of operations and financial condition, economic conditions in New Zealand and Australia; the regulatory environment in New Zealand; competition in the markets in which Telecom operates; risks related to the proposed demerger, other factors or trends affecting the telecommunications industry generally and Telecom’s financial condition in particular and risks detailed in Telecom’s filings with the U.S. Securities and Exchange Commission. Except as required by law or the listing rules of the stock exchanges on which Telecom is listed, Telecom undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

The securities referred to in this announcement have not been, and will not be, registered under the United States Securities Act of 1933 or under the securities laws of any state or other jurisdiction of the United States. This announcement does not constitute an offer of securities in the United States or to any person to whom it would not be lawful outside Australia and New Zealand. Any securities described herein may not be offered or sold in the United States absent registration under the Securities Act or pursuant to an applicable exemption from registration, or to any person to whom it would not be lawful outside Australia and New Zealand.

Non-GAAP financial measures

Telecom results are reported under IFRS. This management commentary includes non-GAAP financial measures which are not prepared in accordance with IFRS. The non-GAAP financial measures used in this presentation include:

1.	EBITDA. Telecom calculates EBITDA by adding back (or deducting) depreciation, amortisation, finance expense/(income), share of associates’ (profits)/losses and taxation expense to net earnings/(loss) from continuing operations.

2.	Adjusted EBITDA. Adjusted EBITDA excludes significant one-off gains, expenses and impairments.

3.	Capital expenditure. Capital expenditure is the additions to property, plant and equipment and intangible assets, excluding goodwill and other non-cash additions that may be required by IFRS such as decommissioning costs.

4.	ARPU. Telecom calculates ARPU as revenue for the period (for mobile this is only voice and data) divided by an average number of customers.

5.	Free cash flow. Free cash flow is defined as continuing and discontinuing EBITDA less capital expenditure.

6.	Adjusted free cash flow. Adjusted free cash flow utilises adjusted EBITDA rather than underlying EBITDA defined above.

7.	Adjusted net earnings. Adjusted net earnings are net earnings for the year adjusted by the same items to determine adjusted EBITDA, together with any adjustments to depreciation, amortisation and financing costs, whilst also allowing for any tax impact of those items.

Telecom believes that these non-GAAP financial measures provide useful information to readers to assist in the understanding of the financial performance, financial position or returns of Telecom, but that they should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with IFRS. Non-GAAP financial measures as reported by Telecom may not be comparable to similarly titled amounts reported by other companies.

7

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated income statement

For the six months ended 31 December 2011

		Six months ended 31 December		Year ended 30 June
		2011	2010	2011
		Unaudited	Unaudited	Audited
(Dollars in millions, except per share amounts)	note	NZ$	NZ$	NZ$
Operating revenues and other gains – continuing operations

Local service		457	486	955
Calling		394	479	928
Interconnection		53	100	195
Mobile		445	405	825
Data		268	291	574
Broadband and internet		238	250	487
IT services		267	274	561
Resale		93	124	235
Other operating revenue	3	97	114	199
Other gains	4	46	32	45

		2,358	2,555	5,004

Operating expenses – continuing operations
Labour		(411)	(421)	(832)
Intercarrier costs		(379)	(490)	(939)
Other operating expenses	5	(1,044)	(1,139)	(2,215)
Asset impairments		—	—	(215)
Other expenses	4	(5)	(4)	(42)

Earnings before interest, taxation, depreciation and amortisation – continuing operations		519	501	761
Depreciation		(178)	(259)	(468)
Amortisation		(106)	(118)	(240)

Earnings before interest and taxation – continuing operations		235	124	53
Finance income		8	10	15
Finance expense		(67)	(73)	(152)
Share of associates’ profits/(losses)		—	1	1

Earnings/(losses) before income tax – continuing operations		176	62	(83)
Income tax (expense)/benefit	11	(47)	(28)	4

Earnings/(losses) from continuing operations		129	34	(79)

Earnings from discontinued operations net of tax	7	877	131	245

Net earnings for the period		1,006	165	166

Net earnings attributable to equity holders of the Company		1,005	164	164
Net earnings attributable to non-controlling interest		1	1	2

		1,006	165	166

Basic net earnings per share (in cents)		52	9	9
Diluted net earnings per share (in cents)		52	9	9
Basic and diluted earnings/(losses) per share from continuing operations (in cents)		7	2	(4)
Weighted average number of ordinary shares outstanding (in millions)		1,925	1,923	1,924

See accompanying notes to the financial statements.

1

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated statement of comprehensive income

For the six months ended 31 December 2011

	Six months ended 31 December		Year ended 30 June
	2011	2010	2011
	Unaudited	Unaudited	Audited
(Dollars in millions)	NZ$	NZ$	NZ$

Net earnings for the period	1,006	165	166

Other comprehensive income[1]:
Translation of foreign operations	2	2	(8)
Net investment hedges	(3)	(15)	(11)
Reclassified to income statement on winding up of foreign operation	(28)	—	—
Revaluation of long-term investments	(20)	8	(48)
Cash flow hedges	52	(13)	(27)

Other comprehensive income/(loss) for the period	3	(18)	(94)

Total comprehensive income for the period	1,009	147	72

Total comprehensive income attributable to equity holders of the Company	1,008	146	70

Total comprehensive income attributable to non controlling interest	1	1	2

	1,009	147	72

[1]	Components of other comprehensive income are shown net of tax.

See accompanying notes to the financial statements.

2

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated statement of changes in equity

For the six months ended 31 December

Unaudited (Dollars in millions)	note	Share capital NZ$	Retained earnings NZ$	Hedge reserve NZ$	Deferred compensation NZ$	Revaluation reserve NZ$	Foreign currency translation reserve NZ$	Total equity holders of the Company NZ$	Non controlling interest NZ$	Total equity NZ$

Balance at 1 July 2010		1,515	1,296	(32)	13	(233)	(20)	2,539	6	2,545
Net earnings for the period		—	164	—	—	—	—	164	1	165
Other comprehensive income/(loss)		—	—	(13)	—	8	(13)	(18)	—	(18)

Transfer to retained earnings on disposal of long-term investments[1]		—	64	—	—	(64)	—	—	—	—

Total comprehensive income for the period		—	228	(13)	—	(56)	(13)	146	1	147

Contributions by and distributions to owners:
Ordinary dividends		—	(182)	—	—	—	—	(182)	(1)	(183)
Supplementary dividends		—	(9)	—	—	—	—	(9)	—	(9)
Tax credit on supplementary dividends		—	9	—	—	—	—	9	—	9
Dividend reinvestment plan		7	—	—	—	—	—	7	—	7
Issuance of shares under share schemes		6	—	—	(1)	—	—	5	—	5

Total transactions with owners		13	(182)	—	(1)	—	—	(170)	(1)	(171)

Balance at 31 December 2010		1,528	1,342	(45)	12	(289)	(33)	2,515	6	2,521

Balance at 1 July 2011		1,528	1,207	(59)	14	(345)	(39)	2,306	5	2,311
Net earnings for the period		—	1,005	—	—	—	—	1,005	1	1,006
Other comprehensive income		—	—	52	—	(20)	(29)	3	—	3

Total comprehensive income for the period		—	1,005	52	—	(20)	(29)	1,008	1	1,009

Contributions by and distributions to owners:
Ordinary dividends		—	(183)	—	—	—	—	(183)	—	(183)
Supplementary dividends		—	(25)	—	—	—	—	(25)	—	(25)
Tax credit on supplementary dividends		—	25	—	—	—	—	25	—	25
Issuance of shares under share schemes		16	—	—	(7)	—	—	9	—	9
Distribution of Chorus shares to shareholders	6	(383)	(881)	—	—	—	—	(1,264)	—	(1,264)

Total transactions with owners		(367)	(1,064)	—	(7)	—	—	(1,438)	—	(1,438)

Balance at 31 December 2011		1,161	1,148	(7)	7	(365)	(68)	1,876	6	1,882

See accompanying notes to the financial statements.

[1]	Relates to the sale of Telecom’s investments in iiNet Limited and Macquarie Telecom Group Limited.

3

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated statement of changes in equity (continued)

For the year ended 30 June 2011

Audited (Dollars in millions)	Share capital NZ$	Retained earnings NZ$	Hedge reserve NZ$	Deferred compensation NZ$	Revaluation reserve NZ$	Foreign currency translation reserve NZ$	Total equity holders of the Company NZ$	Non controlling interest NZ$	Total equity NZ$

Balance at 1 July 2010	1,515	1,296	(32)	13	(233)	(20)	2,539	6	2,545

Net earnings for the period	—	164	—	—	—	—	164	2	166
Other comprehensive income	—	—	(27)	—	(48)	(19)	(94)	—	(94)
Transfer to retained earnings on disposal of long-term investments[1]	—	64	—	—	(64)	—	—	—	—

Total comprehensive income for the year	—	228	(27)	—	(112)	(19)	70	2	72

Contributions by and distributions to owners:
Dividends	—	(317)	—	—	—	—	(317)	(3)	(320)
Supplementary dividends	—	(28)	—	—	—	—	(28)	—	(28)
Tax Credit on supplementary dividends	—	28	—	—	—	—	28	—	28
Dividend reinvestment plan	7	—	—	—	—	—	7	—	7
Issuance of shares under share schemes	6	—	—	1	—	—	7	—	7

Total transactions with owners	13	(317)	—	1	—	—	(303)	(3)	(306)

Balance at 30 June 2011	1,528	1,207	(59)	14	(345)	(39)	2,306	5	2,311

See accompanying notes to the financial statements.

[1]	Relates to the sale of Telecom’s investments in iiNet Limited and Macquarie Telecom Group Limited.

4

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated statement of financial position

As at 31 December 2011

		31 December		30 June
		2011	2010	2011
		Unaudited	Unaudited	Audited
(Dollars in millions)	note	NZ$	NZ$	NZ$
ASSETS
Current assets:
Cash		320	332	324
Collateral funds	9	—	44	110
Short-term derivative assets		1	3	2
Receivables and prepayments		675	744	701
Taxation recoverable		46	1	—
Inventories		82	91	60

Total current assets		1,124	1,215	1,197

Non-current assets:
Long-term investments		105	186	125
Long-term receivables		184	41	44
Long-term derivative assets		—	30	40
Intangible assets		803	1,096	1,094
Property, plant and equipment		1,760	4,224	3,892

Total non-current assets		2,852	5,577	5,195

Total assets		3,976	6,792	6,392

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals		839	979	991
Taxation payable		—	—	31
Short-term derivative liabilities		15	326	333
Short-term provisions		12	18	38
Debt due within one year	13	420	611	397

Total current liabilities		1,286	1,934	1,790

Non-current liabilities:
Deferred tax liability		128	285	226
Long-term derivative liabilities		23	287	330
Long-term payables and provisions		39	44	35
Long-term debt	13	618	1,721	1,700

Total non-current liabilities		808	2,337	2,291

Total liabilities		2,094	4,271	4,081

Equity:
Share capital		1,161	1,528	1,528
Reserves		(433)	(355)	(429)
Retained earnings		1,148	1,342	1,207

Total equity attributable to equity holders of the Company		1,876	2,515	2,306
Non-controlling interest		6	6	5

Total equity		1,882	2,521	2,311

Total liabilities and equity		3,976	6,792	6,392

See accompanying notes to the financial statements.

5

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated statement of cash flows

For the six months ended 31 December 2011

		Six months ended		Year ended
		31 December		30 June
		2011	2010	2011
		Unaudited	Unaudited	Audited
(Dollars in millions)	note	NZ$	NZ$	NZ$

Cash flows from operating activities
Cash received from customers		2,394	2,495	5,008
Interest income		8	10	15
Payments to suppliers and employees		(1,730)	(1,840)	(3,421)
Income tax (paid) / refunded		(84)	(74)	(127)
Interest paid		(110)	(97)	(197)
Dividend income		26	39	71

Net cash flow from operating activities	8	504	533	1,349

Cash flows from investing activities
Sale of property, plant and equipment		1	3	3
Sale of business	4	5	76	76
Sale of long-term investments	4	1	100	107
Purchase of property, plant and equipment and intangibles		(397)	(589)	(1,005)
Capitalised interest paid		(5)	(10)	(16)

Net cash flow from investing activities		(395)	(420)	(835)

Cash flows from financing activities
(Increase)/decrease in collateral funds		110	(23)	(89)
Debt restructuring costs[1]		(211)	—	—
Proceeds from derivatives[2]		961	1	2
Repayment of derivatives[2]		(1,279)	(11)	(13)
Payments on finance leases		(3)	—	—
Receipts on finance leases		10	—	—
Proceeds from short-term debt[3]		2,012	413	663
Repayment of short-term debt		(570)	(307)	(749)
Repayment of long-term debt[2]		(961)	(9)	(21)
Dividends paid		(183)	(177)	(313)

Net cash flow from financing activities		(114)	(113)	(520)

Net cash flow		(5)	—	(6)
Opening cash position		324	339	339
Foreign exchange movement		1	(7)	(9)

Closing cash position		320	332	324

See accompanying notes to the financial statements.

[1]	Excludes an accounting gain of $101 million realised on derivatives novated to Chorus rather than settled in cash.
[2]	The proceeds and repayment of derivatives relates to the cash flows arising from closing out hedges on the Group’s borrowings as a result of debt repayments.
[3]	Includes $1,106 million for the drawdown of funds as part of the demerger (see note 13).

6

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated interim financial statements

NOTE 1	FINANCIAL STATEMENTS

The condensed consolidated interim financial statements of Telecom Corporation of New Zealand Limited (“the Company”) together with its subsidiaries and associates (“Telecom”), as at and for the six months ended 31 December 2011, have been prepared in accordance with NZ IAS 34 ‘Interim Financial Reporting’, issued by the New Zealand Institute of Chartered Accountants. These financial statements also comply with International Accounting Standard IAS 34 ‘Interim Financial Reporting’.

As detailed in Telecom’s annual report for the year ended 30 June 2011, Telecom was required to demerge its fixed line access infrastructure business in order for the demerged business to take the cornerstone role in the Government’s ultra-fast broadband (‘UFB’) initiative. Telecom successfully demerged Chorus Limited (‘Chorus’) on 30 November 2011 after 99.8% of votes cast by the Company’s shareholders voted in favour of the demerger proposal. With effect from 1 December 2011, Chorus became a stand-alone, separately listed company.

Consequently Telecom has separated the Chorus pre-demerger results and presented these results, including comparatives, as ‘discontinued operations’ in accordance with NZ IFRS 5: Non-current Assets Held for Sale and Discontinued Operations (‘IFRS 5’). Telecom has also restated its comparative segment results to reflect the impact of the demerger. There is no change to the overall Group reported result. Certain other comparative information has also been reclassified to conform with the current period’s presentation.

Except for the adoption of the Standards and Interpretations described below, these condensed consolidated interim financial statements have been prepared using the same accounting policies and methods of computation as, and should be read in conjunction with, the financial statements and related notes included in Telecom’s annual report for the year ended 30 June 2011. The preparation of interim financial statements also requires management to make judgements, estimates and assumptions. Telecom has been consistent in applying the judgements, estimates and assumptions adopted in the annual report for the year ended 30 June 2011.

If new information about the discontinued operations obtained within the current financial year about the facts and circumstances that existed at the date of demerger identifies adjustments to the above amounts, or their presentation, then the disclosures will potentially be revised.

NZ IAS 24 ‘Related party disclosures’ and NZ IFRS 7 ‘Amendments to financial instruments: disclosures’

These revised standards have been adopted prospectively from 1 July 2011, but have had no impact on the condensed consolidated interim financial statements.

The presentation currency of these condensed consolidated financial statements is New Zealand dollars which is also the Company’s functional currency. References in these financial statements to ‘$’ or ‘NZ$’ are to New Zealand dollars. All financial information has been rounded to the nearest million, unless otherwise stated.

These condensed consolidated interim financial statements were approved by the board of directors on 23 February 2012 and are unaudited. However, with the exception of the discontinued operation adjustments referred to above, the results for the year ending and as at 30 June 2011 have been extracted from the Group’s audited financial statements. The Group’s audited financial statements are available on Telecom’s website: http://investor.telecom.co.nz.

7

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated interim financial statements (continued)

NOTE 2	SEGMENTAL REPORTING

Telecom’s segments comprise Retail, Wholesale & International, Gen-i, AAPT and Technology and Shared Services (‘T&SS’). Chorus, certain parts of Wholesale & International and T&SS comprise discontinued operations and have been removed from all segmental information presented below, with comparative segment results restated accordingly.

Segmental information for the six months ended 31 December 2011

Unaudited	Wholesale & International	Retail	Gen-i	T&SS	AAPT	Total
(Dollars in millions)	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$

External revenue and other gains	322	940	644	14	348	2,268

Internal revenue[1]	65	22	39	265	22	413

Total revenue and other gains	387	962	683	279	370	2,681

Segment result	79	233	123	1	40	476

[1]	T&SS internal revenue includes internal cost allocations and charges to discontinued operations of $28 million.

Segmental information for the six months ended 31 December 2010

Unaudited Restated	Wholesale & International	Retail	Gen-i	T&SS	AAPT	Total
(Dollars in millions)	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$

External revenue and other gains	383	951	676	18	437	2,465

Internal revenue[1]	144	61	38	287	40	570

Total revenue and other gains	527	1,012	714	305	477	3,035

Segment result	75	240	105	—	46	466

[1]	T&SS internal revenue includes internal cost allocations and charges to discontinued operations of $34 million.

Segmental information for the year ended 30 June 2011

Unaudited Restated	Wholesale & International	Retail	Gen-i	T&SS	AAPT	Total
(Dollars in millions)	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$

External revenue and other gains	760	1,893	1,342	31	834	4,860

Internal revenue[1]	268	122	80	558	66	1,094

Total revenue and other gains	1,028	2,015	1,422	589	900	5,954

Segment result	145	493	237	4	90	969

[1]	T&SS internal revenue includes internal cost allocations and charges to discontinued operations of $61 million.

The segment results disclosed are based on those reported to Telecom’s Chief Executive Officer and are how Telecom analyses its business results. Segment results are measured based on net earnings before depreciation, amortisation, other gains and expenses not allocated to segments, finance income and expenses, associates’ profit / losses and income taxation expense. None of these other items are assessed on a segment basis by Telecom’s Chief Executive Officer.

During the year ended 30 June 2011, Telecom established a central product group, which designs, develops and manages pricing and business process activities associated with Telecom products across New Zealand customer facing units. However, for reporting purposes its results are included in the reporting segments set out above and are not separately reported to Telecom’s Chief Executive Officer as a reporting segment.

8

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated interim financial statements (continued)

NOTE 2	SEGMENTAL REPORTING (continued)

Included within the comparative segment results disclosed above for AAPT are the results of its consumer division, which was disposed of in the six months ended 31 December 2010 (refer note 4).

Reconciliation from segment result to earnings before income tax

		Six months ended		Year ended
		31 December		30 June
		2011	2010	2011
		Unaudited	Unaudited	Audited
(Dollars in millions)	note	NZ$	NZ$	NZ$

Segment result		476	466	969
Net result of Corporate revenue and expenses		12	21	26
Other gains not allocated to segments	4	36	18	23
Asset impairments not allocated to segments		—	—	(215)
Other expenses	4	(5)	(4)	(42)
Depreciation		(178)	(259)	(468)
Amortisation		(106)	(118)	(240)
Finance income		8	10	15
Finance expense		(67)	(73)	(152)
Share of associates’ profits		—	1	1

Earnings/(losses) before income tax – continuing operations		176	62	(83)

NOTE 3	OTHER OPERATING REVENUE (continuing operations)

		Six months ended		Year ended
		31 December		30 June
		2011	2010	2011
		Unaudited	Unaudited	Audited
(Dollars in millions)	note	NZ$	NZ$	NZ$

Dividend income		26	39	71
Sale of equipment		6	12	18
Miscellaneous other		44	34	59
Revenue from Chorus discontinued operations	7	21	29	51

		97	114	199

Dividend income includes dividends received from Southern Cross Cables Holdings Limited, a related party by way of Telecom’s 50% shareholding in the company.

Revenue from Chorus discontinued operations comprises recoveries of corporate and technology support services. Up to demerger, these were charged internally to the discontinued operations by Telecom’s continuing operations.

9

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated interim financial statements (continued)

NOTE 4	OTHER GAINS & OTHER EXPENSES (continuing operations)

	Six months ended 31 December		Year ended 30 June
	2011	2010	2011
	Unaudited	Unaudited	Audited
(Dollars in millions)	NZ$	NZ$	NZ$

Other gains
Gain on sale	10	18	23
Various resolutions and settlements with supplier	—	14	22
Gain on winding up of foreign operation	28	—	—
Interim settlement on insurances	8	—	—

	46	32	45

Other expenses
Natural disaster costs	5	4	42

	5	4	42

In the six months ended 31 December 2011, other gains of $46 million represented:

•	$10 million gain on the sale of Gen-i’s Software Solutions business to Infosys and sale of IRU capacity;

•	$28 million gain on the winding up of the Australian branch of TCNZ Finance Limited; and

•	$8 million confirmed as being due from insurers in relation to the February 2011 Canterbury earthquake claim;

In the year ended 30 June 2011, other gains of $45 million represented:

•	$18 million (A$15 million) gain on the sale of AAPT’s consumer division to iiNet Limited for $76 million (A$60 million) in September 2010; and

•	$5 million (A$4 million) gain on the sale of Yahoo!Xtra Limited in April 2011; and

•	$22 million relating to a resolution and settlement reached with a supplier.

In the six months ended 31 December 2010, other gains of $32 million represented:

•	$18 million (A$15 million) gain on the sale of AAPT’s consumer division to iiNet Limited for $76 million (A$60 million) in September 2010; and

•	$14 million relating to a resolution and settlement reached with a supplier.

In the six months ended 31 December 2010, Telecom also sold its investments in Macquarie Telecom Group Limited and iiNet Limited for $100 million (A$80 million). This has no impact on the condensed consolidated income statement due to the movements in fair value of these investments (including the difference between sales proceeds and carrying value) being recognised directly in equity in accordance with NZ IFRS 9.

In the six months ended 31 December 2011, other expenses of $5 million ($4 million for the six months ended 31 December 2010) represented costs recognised in relation to the Canterbury earthquakes.

In the year ended 30 June 2011, other expenses of $42 million represented costs recognised in relation to the Canterbury earthquakes, comprised of incremental operational costs incurred, customer credits and asset impairments. Parts of these costs are covered by Telecom’s insurance arrangements.

10

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated interim financial statements (continued)

NOTE 5	OTHER OPERATING EXPENSES (continuing operations)

		Six months ended		Year ended
		31 December		30 June
		2011	2010	2011
		Unaudited	Unaudited	Audited
(Dollars in millions)	note	NZ$	NZ$	NZ$

Network support		47	47	89
Maintenance and other direct costs		12	19	33
Mobile acquisitions, upgrades and dealer commissions		153	126	244
Procurement and IT services		154	164	337
Broadband, internet and other		50	43	78
Computer costs		51	98	159
Advertising, promotions and communications		37	42	68
Accommodation costs		58	50	105
Outsourcing		9	12	22
Travel		6	12	19
Bad debts		6	10	18
Other expenses		44	51	80
Operating expenses to Chorus discontinued operations	7	417	465	963

		1,044	1,139	2,215

Operating expenses to Chorus discontinued operations comprise costs relating to local services, backhaul, field services and co-location. Up to demerger, these were charged internally from the discontinued operations to Telecom’s continuing operations.

NOTE 6	DIVIDENDS AND EQUITY

Telecom recognised the demerger of Chorus as a return of capital and a distribution of retained earnings. The return of capital (NZ$383 million) was calculated by dividing the market capitalisation of Chorus shares around demerger by the market capitalisation of Chorus and Telecom around demerger and multiplying the result by the balance of Telecom’s share capital account. The part of the distribution that was not a return of capital is treated as a distribution of retained earnings (NZ$881 million).

Shares Issued in Lieu of Dividends

In respect of the six months ended 31 December 2011, no shares were issued in lieu of a cash dividend (six months ended 31 December 2010: 3,388,197 shares with a total value of $7 million; year ended 30 June 2011: 3,388,197 shares with a total value of $7 million).

Dividends paid

During the period, Telecom paid a fourth quarter dividend of $145 million, representing 7.5 cents per share, and a special dividend of $38 million, representing 2.0 cents per share. The dividends were fully imputed (at a ratio of 28/72) in line with the corporate income tax rate. In addition, supplementary dividends totalling approximately $20 million and $5 million respectively were paid to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 2007, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

11

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated interim financial statements (continued)

NOTE 6	DIVIDENDS AND EQUITY (continued)

Declaration of dividend

On 23 February 2012, the Board of Directors approved the payment of a dividend for the half-year of $173 million, representing 9.0 cents per share. The dividend has been fully imputed (at a ratio of 28/72) in line with the corporate income tax rate. In addition, a supplementary dividend totalling approximately $23 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 2007, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

NOTE 7	DISCONTINUED OPERATIONS

Telecom successfully completed the Demerger for Chorus Limited on 30 November 2011. The condensed consolidated income statement has been re-presented to show the Chorus results to 30 November 2011 as a discontinued operation, separately from Telecom’s continuing operations. The discontinued operation results for the periods presented in the income statement are as follows:

(Dollars in millions, except per share amounts)	note	Five months ended 30 November 2011 Unaudited NZ$	Six months ended 31 December 2010 Unaudited NZ$	Year ended 30 June 2011 Audited NZ$
Operating revenues
Local service		13	13	26
Data		9	8	18
Broadband and internet		44	40	94
Other operating revenue		13	14	31
Internal revenues from Telecom continuing operations	5	417	465	963

		496	540	1,132
Operating expenses
Labour		(17)	(18)	(37)
Other operating expenses		(137)	(112)	(243)
Internal costs with Telecom continuing operations	3	(21)	(29)	(51)
Asset impairments		—	—	(42)
Depreciation		(84)	(130)	(265)
Amortisation		(21)	(23)	(54)
Net finance costs		(20)	(26)	(51)

Earnings before income tax		196	202	389
Income tax expense		(55)	(63)	(115)

Net earnings for the period – before demerger related items		141	139	274

Demerger related items:
Gain on distribution of Chorus shares		775	—	—
Debt restructuring costs		(110)	—	—
Demerger and UFB costs		(47)	(12)	(29)
Net gain on asset arrangements between Chorus and Telecom		88	—	—
Tax benefit on demerger related items		30	4	—

Total demerger related items		736	(8)	(29)

Earnings from discontinued operations		877	131	245

Basic earnings per share (in cents)		45	7	13
Diluted earnings per share (in cents)		45	7	13

12

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated interim financial statements (continued)

NOTE 7	DISCONTINUED OPERATIONS (continued)

The $775 million non-cash gain on demerger of Chorus relates to the difference between the fair value and book value of the new assets demerged to Chorus.

Debt restructuring costs of $110 million includes $36 million of fees that are an economic cost to Telecom, as well as $74 million of costs that relate to the realisation of economic positions held by Telecom.

Demerger and UFB costs of $47 million includes advisors’ fees (including legal, accounting and investment banking fees), independent expert report costs and separation-related costs such as changes to IT systems, program management and preparation for trading between Telecom and Chorus.

Net non-cash gains by Telecom on asset arrangements between Chorus and Telecom of $88 million represented:

•	$83 million of net gains on entering into new finance lease arrangements with Chorus on demerger;

•	$5 million gains on jointly controlled asset arrangements with Chorus;

The carrying value of assets and liabilities disposed of as discontinued operations are:

(Dollars in millions)	30 November 2011 Unaudited NZ$
Assets
Receivables and prepayments	4
Short-term derivative assets	1
Current tax receivable	2
Inventories	4
Intangible assets and property, plant and equipment	2,343

Liabilities

Accounts payable and accruals	48
Short-term debt	1
Deferred tax liability	178
Long-term debt	1,582
Long-term derivatives	56

Net assets of discontinued operations at date of disposal	489

The cash flows of the discontinued operations are as follows:

(Dollars in millions)	Five months ended 30 November 2011 Unaudited NZ$	Six months ended 31 December 2010 Unaudited NZ$	Year ended 30 June 2011 Audited NZ$

Cash flows from operating activities[1]	(171)	(136)	(276)
Cash flows from investing activities	(160)	(190)	(429)
Cash flows from financing activities	228	—	—

Net cash flow from discontinued operations	(103)	(326)	(705)

[1]

Pre demerger revenue received and expenses paid between the discontinued operations and continuing operations was not settled in cash and is therefore excluded from the cash flows from discontinued operations above.

13

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated interim financial statements (continued)

NOTE 8	RECONCILIATION OF NET EARNINGS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Six months ended		Year ended
	31 December		30 June
(Dollars in millions)	2011 Unaudited NZ$	2010 Unaudited NZ$	2011 Audited NZ$
Net profit after tax	1,006	165	166
Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortisation	389	530	1,027
Bad and doubtful accounts	7	10	21
Increase / (decrease) in deferred tax liability	62	(7)	(46)
Net gain on asset arrangements	(88)	—	—
Share of associates’ (profits) / losses	—	(1)	(1)
Gain on distribution of Chorus shares	(775)	—	—
Gain on novation of derivatives to Chorus	(101)	—	—
Gain on windup of foreign operations	(28)	—	—
Debt close out costs included in financing cash flows	211	—	—
Asset impairments	—	—	257
Other	(11)	(23)	(8)
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
Decrease / (increase) in accounts receivable and related items	9	(52)	(27)
Decrease / (increase) in inventories	(27)	(30)	1
Decrease / (increase) in current taxation	(74)	20	30
Increase / (decrease) in accounts payable and related items	(76)	(79)	(71)

Net cash flows from operating activities	504	533	1,349

The cash flows from operating activities for the discontinued operations are included above and summarised in note 7.

NOTE 9	CONTINGENCIES

For further historic detail on the specific matters referred to below, please refer to Telecom’s 2011 Annual Report, as well as the previously published versions of the condensed consolidated financial statements, all of which are available online at: http://investor.telecom.co.nz.

New Zealand Commerce Act Litigation

The proceeding brought by the Commerce Commission under section 36 of the Commerce Act in relation to Telecom’s implementation and maintenance of high speed data transmission service pricing remains active. In September 2010, Telecom filed its proposed evidence on data revenue for the penalty hearing in the High Court, and the Commerce Commission subsequently advised that it does not object to that evidence. The penalty hearing took place in December 2010, and a reserved judgment was delivered on 19 April 2011 ordering that Telecom pay a pecuniary penalty of $12 million. Telecom has paid this penalty but has also appealed the penalty judgment and liability to the Court of Appeal. An appeal hearing for liability was held from 26 September to 3 October 2011, with the judgment reserved. The penalty hearing was heard on 21 November 2011, with the judgment reserved.

14

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated interim financial statements (continued)

NOTE 9	CONTINGENCIES (continued)

The proceeding commenced by the Commerce Commission in relation to Telecom’s introduction of the 0867 service under section 36 of the Commerce Act was concluded with the delivery of the Supreme Court judgment on 1 September 2010, following a hearing in June 2010. The Supreme Court dismissed the Commerce Commission’s appeal from the lower Court’s finding that Telecom had not breached section 36, and ordered the Commerce Commission to pay Telecom costs of $50,000 in the Supreme Court. The Commerce Commission has paid these Supreme Court costs, and Telecom has settled its outstanding claim for costs in the High Court with the Commerce Commission, and the Commerce Commission has paid these costs.

Telecommunications Act Litigation

On 2 August 2011 Telecom and Vodafone announced that they had entered a full and final settlement of the various proceedings that they had initiated in relation to the Commerce Commission’s TSO determinations for FY04, FY05, FY06, FY07 and FY08. The terms of the settlement are confidential. The settlement followed the Supreme Court hearing in February 2011 of Telecom’s and Vodafone’s appeals in respect of the determinations for FY04, FY05, and FY06. The Supreme Court has issued a judgment in respect of the appeals, dismissing each of Telecom and Vodafone’s appeals as moot, and dismissing the Commerce Commission’s appeal in respect of the FY05 and FY06 determinations. Any residual issues are allocated to Chorus under the demerger Asset Allocation Plan and subject to the terms of a Separation Deed between Telecom and Chorus.

In October 2010 the Commerce Commission announced the commencement of an investigation into Telecom’s alleged breach of the Operational Separation Undertakings (the obligation not to discriminate) in respect of Chorus’ provision of Sub Loop Extension Services (‘SLES’) and Telecom Wholesale’s failure to provide Unbundled Bitstream Access (‘UBA’) with Sub Loop Unbundling (‘SLU’) and SLES. A settlement of this matter was entered into in October 2011 between Telecom, the Commerce Commission, Vodafone, Kordia, Orcon, Callplus, Airnet and Compass, pursuant to which the total sum of $31.6 million was paid by Telecom to compensate the various service providers, in agreed amounts. Any residual issues arising out of this matter are allocated to Chorus under the demerger Asset Allocation Plan and subject to the terms of a Separation Deed between Telecom and Chorus.

Certain ongoing litigation was allocated between Chorus and Telecom. The allocated party will manage the allocated litigation at their cost, with indemnities in place to ensure that the party to which they are allocated bears the economic risk of that litigation. The matters above were allocated to Chorus. The Separation Deed provides that claims under the indemnities must exceed a certain minimum claim amount and (other than those in relation to litigation) be brought before 30 June 2014. In addition, the amount payable under the indemnities and other claims under the Separation Deed is limited to $300 million.

Other litigation and investigations

As noted in the 2011 Annual Report, a notice of proposed adjustment (‘NOPA’) to Telecom’s 2008 New Zealand tax return had been received from the Inland Revenue Department (‘IRD’). Telecom responded, rejecting the IRD’s NOPA. In February 2012 the IRD and Telecom agreed to settle the dispute based on confidential terms.

Effect of outstanding claims

Telecom has other ongoing claims, investigations and inquiries, none of which it currently believes are expected to have significant effect on the financial position or profitability of Telecom.

Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing outstanding claims or inquiries are ultimately resolved against Telecom’s interests. There can be no assurance that such litigation or inquiries will not have a significant effect on Telecom’s business, financial position, and results of operations or profitability.

15

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated interim financial statements (continued)

NOTE 9	CONTINGENCIES (continued)

Operating commitments

At 31 December 2011, capital expenditure amounting to $47 million (31 December 2010: $160 million) had been committed under contractual arrangements, with substantially all payments due within one year. The capital expenditure commitments principally relate to telecommunications network equipment.

At 31 December 2011, Telecom had other supplier commitments of $48 million, $105 million and $126 million for the years ending 30 June 2012, 2013 and 2014 respectively.

Collateral requirements

Telecom is required to post collateral to support the value of certain derivatives. As at 31 December 2011 no collateral was posted (30 June 2011: US$91 million (NZ$110 million)); 31 December 2010: US$34 million (NZ$44 million)).

NOTE 10	SIGNIFICANT EVENTS AFTER BALANCE DATE

As described in Note 6, Telecom has declared a dividend in respect of the six months ended 31 December 2011.

As described in note 9, Telecom agreed to settle the dispute with the IRD relating to Telecom’s 2008 New Zealand tax return.

On 23 February 2012, the Board of Directors approved an on-market share buyback of up to $300 million in the 2012 calendar year. A disclosure document will be sent to shareholders prior to the offer being made.

NOTE 11	TAXATION

The continuing operations tax charge for the six months ended 31 December 2011 of $47 million was $19 million higher than the charge of $28 million in the six months ended 31 December 2010. This is primarily due to a $33 million increase in the current period tax charge as a result of higher continuing taxable earnings, partially offset by an $18 million impact in the comparative period as a result of a reduction in the value of certain tax credits following legislative changes, and a number of other items including the change in tax rate from the prior year rate of 30% to the current year rate of 28%.

16

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated interim financial statements (continued)

NOTE 12	FINANCE LEASE ARRANGEMENTS WITH CHORUS

After the demerger of Chorus, Telecom owns 30 exchanges and Chorus own 632 exchanges. Telecom and Chorus both require space in the majority of these exchanges and have entered into lease arrangements in order to meet their specific business requirements. These long-term arrangements are accounted for as finance leases. There is a legal right of offset of the amounts payable to and receivable from Chorus, meaning Telecom’s finance lease payable and receivable position is presented as a net finance lease receivable.

(Dollars in millions)	31 December 2011 Unaudited NZ$
Assets recognised and derecognised as finance lease
Building assets included in property, plant and equipment	35
Building assets removed from property, plant and equipment	(68)

Net disposal of buildings assets from property, plant and equipment	(33)

Finance lease receivables and payables
Short-term finance lease receivable	14
Long-term finance lease receivable	143
Short-term finance lease payable	(6)
Long-term finance lease payable	(35)

Net finance lease receivable	116

Presented within:
Current receivables and prepayments	8
Non-current long-term receivables	108

116

NOTE 13	CURRENT AND LONG-TERM DEBT

	Six months ended		Year ended
	31 December		30 June
	2011 Unaudited NZ$	2010 Unaudited NZ$	2011 Audited NZ$

EMTN	80	1,509	1,468
TeleBonds	542	553	542
Short-term debt	419	276	93
Unamortised discount	(3)	(6)	(6)

Total Debt	1,038	2,332	2,097

Debt due within one year	420	611	397
Debt due greater than one year	618	1,721	1,700

Total Debt	1,038	2,332	2,097

17

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed consolidated interim financial statements (continued)

NOTE 13	CURRENT AND LONG-TERM DEBT (continued)

Telecom continues to have short-term financing programmes in place; a US$1 billion European Commercial Paper Programme, a NZ$500 million Note Facility of which $184 million of notes and $235 million of European commercial paper have been utilised at 31 December 2011. In addition to the short-term financing programmes, Telecom has committed stand-by facilities of NZ$700 million (30 June 2011: NZ$700 million) which is undrawn at 31 December 2011. The A$1.5 billion Short Term Note and Medium Term Note Programme was disestablished on the wind-up of TCNZ Finance Limited’s Australian branch.

During the six months ended 31 December 2011, Telecom repaid the USD250 million, CAD275 million and CHF200 million bonds, including the related derivatives.

Immediately prior to the demerger, Telecom drew NZ$1,106 million under a new syndicated facility. This drawn facility was included in the net assets transferred to Chorus and, from the date of demerger, was no longer part of Telecom’s facilities.

As part of the demerger, Telecom bond holders elected to exchange GBP235 million (NZ$625 million at hedged rates) of Telecom GBP EMTN bonds to Chorus GBP EMTN bonds, issued by Chorus under the Chorus EMTN Programme. Bondholders representing GBP40 million (NZ$110 million at hedged rates) did not elect to exchange to Chorus bonds and consequently these bonds remained in Telecom. The related cross currency swaps were split, and partially novated to Chorus along with the exchanged bonds. Prior to demerger, the interest rate swaps relating to the Telecom GBP bonds were closed out. New interest rate swaps have since been entered into, hedging the GBP bonds that remain in Telecom.

The costs associated with the debt restructuring above have been included in discontinued operations and are summarised in note 7.

18

Results for the six months ended 31 December 2011 24 February 2012

‘Continued operating performance improvements and a successful demerger’

Adjusted results¹	Six months ended 31 December
	2011	2010	Change
	$m	$m	%
Adjusted operating revenue and other gains - continuing operations	2,322	2,537	(8.5)
Adjusted EBITDA - continuing operations	488	487	0.2
Adjusted EBITDA - discontinued operations	321	381	NM
Total adjusted EBITDA	809	868	(6.8)
Depreciation and amortisation expense - continuing operations	284	377	(24.7)
Adjusted earnings before tax - continuing operations	145	48	NM
Adjusted net earnings - continuing operations	99	19	NM
Total adjusted net earnings	240	158	51.9
Adjusted free cash flow	484	388	24.7
Capital expenditure	325	480	(32.3)

[1]	This information is used throughout this commentary and is presented to indicate the underlying operating performance of the Group.

Key messages:

•	The Chorus business was successfully demerged on 30 November 2011;

•	The results for H1 FY12 include five months of internal trading with Chorus up to demerger and one month of external trading under new trading arrangements following demerger;

•	Adjusted EBITDA from continuing operations increased by $1 million to $488 million;

•	Adjusted net earnings from continuing operations increased by $80 million to $99 million;

•	H1 FY12 capital expenditure reduced by $155 million to $325 million representing continued focus on controlled investment;

•	Adjusted free cash flow improved by $96 million to $484 million;

•	H1 FY12 dividend declared of 9.0 cents per share fully imputed;

•	On-market share buyback of up to $300 million to take place during the 2012 calendar year; and

•	Operational separation and related migration milestones revoked with regulatory reset for Telecom post demerger.

Statutory results[2]	Six months ended 31 December
	2011	2010	Change
	$m	$m	%
Operating revenue and other gains - continuing operations	2,358	2,555	(7.7)
EBITDA - continuing operations	519	501	3.6
EBITDA - discontinued operations	1,137	369	NM
Total EBITDA	1,656	870	90.3
Depreciation and amortisation expense - continuing operations	284	377	(24.7)
Earnings before tax - continuing operations	176	62	NM
Net earnings from continuing operations	129	34	NM
Earnings from discontinued operations, net of tax	877	131	NM
Total net profit after tax	1,006	165	NM
Diluted EPS (cents)	52	9	NM

[2]	Statutory results are those prepared in accordance with IFRS. For the differences between statutory and reported results, refer to the ‘Non-GAAP financial measures’ section.

Telecom Chief Executive, Paul Reynolds, said ‘I am pleased to report that Telecom continued to deliver operating performance gains during a half year that also featured the successful demerger of its Chorus business.

The momentum built up last year has been maintained and we delivered improvements in customer satisfaction and operating efficiency, as well as real progress towards our strategic growth goals in broadband, mobile and ICT.

The demerger was probably the most complex corporate transaction in recent New Zealand history and a world’s first for a telecommunications company. I am pleased it has helped deliver real value for customers and shareholders.

Following the successful demerger, Telecom is positioned for the future serving of customers and retaining number one or number two position in all core markets, through a suite of services that run on our national, mobile, data and PSTN networks.

In addition, the company can now compete on a similar footing to its competitors, due to the reduced impact of regulation in the new industry structure.

Due to the demerger timing and the associated accounting impact, year-on-year financial comparisons are complicated. However, the ongoing operational improvement in Telecom’s continuing business is clear after adjusting for the significant non-cash accounting and other impacts of the demerger.

In line with the company’s Vision 2013 strategy, simplification of our business has delivered both improvement to customer satisfaction and reduction in costs.

The continued focus on mobile, broadband and ICT has provided a strong platform for the future, and delivered growth in NZ broadband revenues as well as average revenue per user (‘ARPU’) growth in both mobile and broadband. There has also been further margin growth in IT services.

Customer satisfaction has improved in New Zealand, and the focus on simplicity and efficiency means that costs have declined faster than revenues, enabling Telecom to maintain flat EBITDA for its continuing operations.

This, along with emphasis on good control of capital expenditure, has resulted in a 25% improvement in adjusted free cash flow when compared to the first half of the previous financial year. The share buyback, announced today, will return further value to shareholders.’

Group income statement

A breakdown of the Group’s reported income statement for the period ended 31 December 2011 and the prior comparative period is provided in the table below.

All information presented in this section refers to the statutory results prepared in accordance with IFRS and is before consideration of any adjusting items.

	Six months ended 31 December
	2011	2010	Change
	$m	$m	%
Operating revenues and other gains - continuing operations
Local service	457	486	(6.0)
Calling	394	479	(17.7)
Interconnection	53	100	(47.0)
Mobile	445	405	9.9
Data	268	291	(7.9)
Broadband and internet	238	250	(4.8)
IT services	267	274	(2.6)
Resale	93	124	(25.0)
Other operating revenue	97	114	(14.9)
Other gains	46	32	43.8

	2,358	2,555	(7.7)
Operating expenses - continuing operations
Labour	411	421	(2.4)
Intercarrier costs	379	490	(22.7)
Other operating expenses	1,044	1,139	(8.3)
Other expenses	5	4	25.0

	1,839	2,054	(10.5)

EBITDA - continuing operations	519	501	3.6

Depreciation	178	259	(31.3)
Amortisation	106	118	(10.2)

Depreciation and amortisation	284	377	(24.7)

Earnings before interest and tax - continuing operations	235	124	89.5
Net finance expense	(59)	(63)	(6.3)
Share of associates’ profits/(losses)	—	1	NM

Earnings before tax - continuing operations	176	62	NM
Income tax expense	(47)	(28)	67.9

Net earnings from continuing operations	129	34	NM
Earnings from discontinued operations, net of tax	877	131	NM

Net profit after tax	1,006	165	NM

•

Operating revenue and other gains for Telecom’s continuing operations of $2,358 million in H1 FY12 reduced by $197 million, or 7.7%, when compared to the prior comparative period. Mobile revenue increased in H1 FY12; however, all other revenue lines declined due to continued competition, the reduction in SMS and mobile termination rates and the effect of three months of trading relating to AAPT’s Consumer division in H1 FY11. The New Zealand business saw increased revenue from broadband and internet. The significant declines in calling revenue primarily related to lower demand and pricing in the international carrier services market.

•

Other gains of $46 million in H1 FY12 comprised $8 million interim insurance recoveries relating to the Canterbury earthquakes; $28 million in relation to an FX gain recycled from the foreign currency translation reserve; a $4 million gain on the sale of Gen-i’s Software Solutions business; and $6 million of other gains on sale. Some of these gains are treated as adjusting items as detailed below.

•

The decline in operating revenues from continuing operations was more than offset by reductions in operating expenses (excluding non-recurring other expenses), which fell by $216 million, or 10.5%, to $1,834 million in H1 FY12. For H1 FY12: reduced labour costs were a result of continued headcount reduction initiatives; lower intercarrier costs were due to the effect of lower overall pricing, including lower mobile termination rates; and reductions in other operating expenses were due to the impacts of a lower head count, ongoing focus on cost-out initiatives, the impact of a strong New Zealand dollar and H1 FY11 including three months of costs for AAPT’s Consumer division. The reductions in other operating expenses were partially offset by increased mobile cost of sales arising from increased acquisition volumes and average mobile device prices, as well as CDMA migration costs in Telecom Retail.

•	Other expenses of $5 million in H1 FY12 relate to further costs arising in relation to the Canterbury earthquakes. This is treated as an adjusting item as detailed below.

•

The H1 FY12 combined depreciation and amortisation charges decreased by $93 million to $284 million due to the sale of AAPT’s Consumer division assets in September 2010, reduced depreciation on the CDMA network which was fully depreciated during H2 FY11, and the asset impairment recognised in H2 FY11 and the flow-on effect from significant reductions in capital expenditure in the past two years.

•	The net finance expense in H1 FY12 of $59 million was $4 million lower than in H1 FY11 primarily due to the debt restructuring as a result of the demerger.

•

The H1 FY12 tax expense of $47 million was $19 million higher than the tax expense recognised in H1 FY11. The movement is principally due to a $33 million increase arising from higher H1 FY12 taxable earnings, partially offset by an $18 million impact in H1 FY11 as a result of a reduction in the value of certain tax credits following legislative changes, and a number of other items including the change in tax rate from the FY11 rate of 30% to the FY12 rate of 28%.

•

Net earnings after tax from continuing operations of $129 million in H1 FY12 were significantly higher than the $34 million in H1 FY11, primarily due to the reductions in depreciation and amortisation charges referred to above.

•

Net earnings after tax from discontinued operations of $877 million in H1 FY12 were significantly higher than the $131 million in the comparative period primarily due to the gain on disposal of the discontinued operations (‘Chorus’). This gain is treated as an adjusting item as detailed below. Included in the discontinued operations result are total economic demerger transaction costs of $83 million, which comprises $36 million of financing and consent fees and $47 million of other transaction costs. There are also $10 million of financing costs that were met by Chorus. This total of $93 million compares to the $85 million to $120 million range of demerger transaction costs estimated in the Scheme Booklet.

Adjusting items and results

We use the terms ‘adjusted operating revenue’, ‘adjusted EBITDA’, ‘adjusted net earnings’ and ‘adjusted free cash flow’ to refer to such measures that reflect adjustments to our results to eliminate the effects of significant one-off gains, expenses and impairments. These are non-GAAP financial measures and are not prepared in accordance with IFRS. Management uses adjusted information to measure the underlying trends of the business and monitor performance. We believe that these adjusted financial measures give a helpful view of our results and facilitate comparisons from period to period in light of disposals and other one-off items. Our adjusted results should not be viewed in isolation or regarded as a replacement for corresponding IFRS measures, and we also note that these adjusted measures as defined or presented by us may not be comparable to similarly titled measures reported by other companies.

Chorus was demerged from Telecom and became a stand-alone company on 30 November 2011. A fair value gain of $775 million was recognised in H1 FY12 as a result of the demerger, which also crystallised certain other transactions. Results from the demerged business units are classified as a discontinued operation for H1 FY12 and therefore its results are not included in operating revenues or expenses for Telecom’s continuing operations.

The revenues and expenses in this management commentary reflect the results of Telecom’s continuing operations unless stated otherwise.

During H1 FY12, the adjusting items were as follows:

Adjusted for in continuing operations:

•	Costs of $5 million were incurred in relation to the Canterbury earthquakes;

•	Other income of $8 million in relation to insurance proceeds from the Canterbury earthquakes;

•	One-off gain of $28 million in relation to the non-cash FX gain recycled from the foreign currency translation reserve; and

•	$1 million of related tax effects on the above adjustments.

Adjusted for in discontinued operations:

•	Transaction costs of $47 million incurred in effecting the demerger;

•

Gain of $775 million arising from the demerger of the Chorus business. The gain on demerger represents the difference between the fair value and the carrying value of the net assets transferred to Chorus;

•	One-off net gain of $88 million in relation to entering into finance leases and jointly controlled asset arrangements with Chorus on demerger;

•	Debt restructuring costs of $110 million, including $74 million of accounting costs of closing out hedge arrangements and $36 million of transaction-related financing and consent fees; and

•	$30 million of related tax effects on the above adjustments.

During H1 FY11, the adjusting items were as follows:

•	The Consumer division of AAPT’s operations was sold to iiNet for A$60 million. This sale resulted in a gain of NZ$18 million;

•	Costs of $4 million were recognised in relation to the Canterbury earthquakes, comprised of incremental operational costs incurred, customer credits and asset impairments;

•	Costs of $12 million were incurred in relation to Telecom’s UFB proposal; and

•	$5 million of related tax effects on the above adjustments.

A reconciliation of reported total net earnings to adjusted total net earnings, both including earnings from discontinued operations, is shown in the table below.

	Six months ended 31 December
	2011	2010	Change
	$m	$m	%

Reported net earnings	1,006	165	NM

Adjusted for in continuing operations:
Gain on sale of AAPT consumer division	—	(18)	NM
Natural disaster costs	5	4	25.0
Earthquake insurance claim proceeds	(8)	—	NM
Recycled FX gain from FCTR	(28)	—	NM
Related tax effects	1	(1)	NM

Adjusted for in discontinued operations:
Demerger-related costs	47	—	NM
UFB costs	—	12	NM
Gain on distribution of Chorus shares	(775)	—	NM
Net gain on asset arrangements between Chorus and Telecom	(88)	—	NM
Debt restructuring costs	110	—	NM
Related tax effects	(30)	(4)	NM

Adjusted net earnings	240	158	51.9

An analysis of Telecom’s adjusted results is set out below:

	Six months ended 31 December
	2011	2010	Change
	NZ$m	NZ$m	%

Adjusted operating revenue and other gains

Wholesale & International	387	527	(26.6)
Retail	962	1,012	(4.9)
Gen-i	683	714	(4.3)
AAPT	370	477	(22.4)
T&SS	279	305	(8.5)
Corporate	107	91	17.6
Revenues from Chorus discontinued operations	21	29	(27.6)
Eliminations	(487)	(618)	(21.2)

Adjusted operating revenue and other gains	2,322	2,537	(8.5)

Adjusted EBITDA

Wholesale & International	79	75	5.3
Retail	233	240	(2.9)
Gen-i	123	105	17.1
AAPT	40	46	(13.0)
T&SS	1	—	NM
Corporate	12	21	(42.9)
Discontinued operations	321	381	(15.7)

Adjusted EBITDA	809	868	(6.8)

Adjusted net earnings	240	158	51.9
Adjusted free cash flow	484	388	24.7

•

Adjusted operating revenue and other gains declined by 8.5% to $2,322 million in H1 FY12 when compared to H1 FY11. The explanation of the decline is as described above; however, adjusted revenue excludes the $28 million foreign exchange gain and $8 million insurance recoveries.

•

Adjusted EBITDA decreased by 6.8% to $809 million in H1 FY12 due largely to the reduced earnings from Telecom’s discontinued operations, which contributed EBITDA for five months in H1 FY12 compared to six months in H1 FY11. The H1 FY12 result also included an adverse EBITDA impact arising from settlement of the SLU/SLES litigation matter made prior to demerger.

•

Adjusted net earnings of $240 million in H1 FY12 improved significantly when compared to the $158 million in H1 FY11 primarily due to the reductions across all operating expense lines, which offset revenue declines, and reduced depreciation and amortisation expenses.

•

Telecom’s adjusted free cash flow (defined as total adjusted EBITDA less capital expenditure) in H1 FY12 of $484 million increased by $96 million, or 24.7%, when compared to H1 FY11. The H1 FY12 increase was attributable to a reduction in capital expenditure of $155 million over the comparative period, partially offset by a reduction in total adjusted EBITDA, including discontinued operations, of $59 million.

Review of operations

Telecom’s business units currently comprise Wholesale & International, Retail, Gen-i, and AAPT and they are supported by a technology and shared services unit (‘T&SS’). In addition to these operating segments, the results of which are reported to Telecom’s CEO, there is also a central product group and a corporate centre.

The results by business unit have historically incorporated internal trading as required by the Undertakings. These trades predominantly related to regulated services, as provided by Chorus and Wholesale. Field services that supported the provision of regulated services, as stipulated in the Undertakings, were also sold internally by Chorus. The Chorus and regulated Wholesale trades are no longer internal charges within Telecom post-demerger and, instead, have now become external trading arrangements.

Telecom’s results are reported on a fully allocated basis, where ‘Full Cost Apportionment’ (‘FCA’) aims to match costs with revenues and has resulted in a portion of internal trades that allocate substantially all the costs from T&SS and certain Corporate costs to customer facing business units, as well as a number of external interconnection revenues and costs currently recognised in Wholesale being allocated to other business units. Certain FCA costs historically allocated to Chorus have not been included within the discontinued operations results where these costs will not be replaced by similar charges under new trading arrangements with Telecom. These costs have instead been absorbed within the Corporate result in continuing operations.

In addition to the operational separation trades and FCA, Wholesale & International derive internal revenue from the provision and supply of international data circuits, the supply of international internet services, and the termination of international voice traffic offshore.

All internal transactions are eliminated on consolidation. However, the comparative results have been re-presented as if the Chorus business discontinued during the current year had been discontinued from the start of the comparative period. Certain comparative numbers have therefore been restated to reflect changes to Telecom’s internal trading arrangements and certain other comparative information has also been reclassified to conform with the current period’s presentation. There is no change to the overall Group reported result.

The business unit results exclude significant one-off gains, expenses and impairments. These items are excluded from the business unit results to enable an analysis of the underlying earnings when the financial results are presented to Telecom’s CEO.

During FY11, Telecom launched a strategic programme called Vision 2013, being a call to action for the business in recognising a tougher operating environment and a need for increased initiatives in operating excellence, cost reduction and capital intensity.

In April 2011, Telecom announced the establishment of a central product group. Using Telecom’s strategy, the central product group assesses product/service portfolios, including whether to exit non-core services, outsourcing activities to strategic partners better able to compete (eg, non-telecommunication retailers in price-sensitive segments) and acquiring capabilities to participate in new markets, through strategic alliances or partnerships.

Business unit and corporate commentaries

All information presented in the following individual business unit and corporate commentaries refers to adjusted results, incorporating the adjusting items referred to above.

Wholesale & International

Wholesale provides business data, voice and interconnect products and services to telecommunications service providers in New Zealand. These products and services are provided either as inputs that allow Wholesale’s customers to build and deliver their own tailored services or on a resale basis allowing customers to resell the equivalent of retail based services to their own customers. Wholesale also manages Telecom’s internet carriage and transit to and from New Zealand and Australia, over the Southern Cross and SMW3 cables, with a range of peering networks in the USA and Australia, as well as providing data services in North America and Australia.

International provides international voice services to other Telecom business units and to over 100 global customers, serviced through points of presence in North America, Europe and Asia.

	Six months ended 31 December
	2011	2010	Change
	$m	$m	%
Operating revenues
Local service	117	107	9.3
Calling	103	136	(24.3)
Interconnection	35	80	(56.3)
Mobile	2	4	(50.0)
Data	49	42	16.7
Broadband and internet	—	1	NM
Other operating revenue	10	13	(23.1)
Internal revenue	65	144	(54.9)
Other gains	6	—	NM

	387	527	(26.6)

Operating expenses
Labour	12	20	(40.0)
Intercarrier costs	140	226	(38.1)
Other operating expenses	8	21	(61.9)
Internal expenses	148	185	(20.0)

	308	452	(31.9)

EBITDA	79	75	5.3

FTE - Permanent	171	340	(49.7)
FTE - Contractors	2	6	(66.7)

FTE - Total	173	346	(50.0)

Operating revenues

Wholesale & International’s revenue decreased by 26.6% to $387 million in H1 FY12 when compared to the prior comparative period.

Local service revenues increased by 9.3% to $117 million in H1 FY12, primarily reflecting growth in the number of fixed access lines, with connections increasing by 3.7% from 402,000 lines at 31 December 2010 to 417,000 lines at 31 December 2011, combined with a CPI price increase from October 2010.

Calling revenues decreased by 24.3% to $103 million in H1 FY12 as a result of the competition in the international market causing a fall in the average price per minute, as well as exiting low margin customer arrangements.

Interconnection revenues have decreased by $45 million, or 56.3%, to $35 million in H1 FY12 primarily due to decreases in SMS rates and mobile termination rates.

Mobile revenues decreased by $2 million to $2 million in H1 FY12, predominantly due to a migration of customers from a CDMA network Mobile Virtual Network Operator (‘MVNO’) to a competitor at the end of FY11.

Data revenues increased by $7 million to $49 million in H1 FY12 driven by growth with existing customers.

Internal revenues decreased by $79 million to $65 million in H1 FY12 due primarily to the reduction in SMS and mobile termination rates, which reduced termination cost recharges to other Telecom business units. New internal trading arrangements with other business units, combined with calling volume declines from the Telecom channels, also contributed to the decline.

Other gains of $6 million in H1 FY12 arose on the sale of IRU capacity.

Operating expenses

Wholesale & International’s operating expenses decreased by $144 million to $308 million in H1 FY12 when compared to the prior comparative period.

Labour costs decreased by $8 million, or 40.0%, to $12 million in H1 FY12, reflecting lower FTE levels and cost-saving initiatives. From 1 December 2011, no FTEs remain in Wholesale, with these employees either transferring to Chorus or being integrated into Corporate.

Intercarrier costs decreased by $86 million, or 38.1%, to $140 million in H1 FY12, primarily due to lower costs per minute in the carrier services market, exiting low margin customer arrangements, decreases in SMS and mobile termination rates and a decrease in interconnection outbound SMS volumes.

Other operating expenses decreased by 61.9% to $8 million due to the effect of cost-out initiatives in the carrier services business and a favourable foreign exchange impact arising from the strength of the NZ dollar.

Internal expenses decreased by $37 million to $148 million in H1 FY12 due to lower internal costs as a result of a lower allocation of interconnect revenue following the decrease in SMS and mobile termination rates.

Wholesale and International’s EBITDA increased by $4 million, or 5.3%, to $79 million in H1 FY12 when compared to H1 FY11 as growth in data and local service revenues and a decrease in expenses more than offset other revenue declines.

Retail

Retail provides mass market products, services and support to consumer and commercial customers. As a full service provider, Retail provides fixed-line calling and access products, broadband, dial-up and online offerings, mobile voice, SMS / text, content and data services.

	Six months ended 31 December
	2011	2010	Change
	$m	$m	%

Operating revenues
Local service	296	320	(7.5)
Calling	134	155	(13.5)
Mobile	328	296	10.8
Data	9	10	(10.0)
Broadband and internet	158	150	5.3
IT services	4	6	(33.3)
Other operating revenue	11	14	(21.4)
Internal revenue	22	61	(63.9)

	962	1,012	(4.9)

Operating expenses
Labour	66	75	(12.0)
Intercarrier costs	26	—	NM
Other operating expenses	218	185	17.8
Internal expenses	419	512	(18.2)

	729	772	(5.6)

EBITDA	233	240	(2.9)

FTE - Permanent	1,740	2,004	(13.2)
FTE - Contractors	123	101	21.8

FTE - Total	1,863	2,105	(11.5)

Operating revenues

Retail’s operating revenues in H1 FY12 of $962 million decreased by $50 million, or 4.9%, when compared to H1 FY11. Local service, calling, data, IT services and other revenue declines in H1 FY12 of $51 million were partially offset by $40 million of growth in mobile and broadband and internet revenues.

Local service and calling revenues declined in H1 FY12 by a combined $45 million, or 9.5%, to $430 million when compared to H1 FY11 due to continued customer churn and calling price reductions.

Retail access lines decreased by 6.9% from 1.099 million at 31 December 2010 to 1.023 million at 31 December 2011. Retail continues to focus on product bundling, to provide greater value to customers with multiple product holdings, driving overall ARPU growth and retaining the existing base.

Calling revenue decreased 13.5% in H1 FY12 primarily due to the lower access line base, but also due to the re-pricing of key calling categories, including fixed to mobile price reductions following regulatory mobile termination rate adjustments. International and fixed to mobile price reductions in H1 FY12 have partly mitigated increasing calling churn.

Broadband and internet revenues increased by $8 million, or 5.3%, to $158 million in H1 FY12 when compared to H1 FY11. Despite an increase in price-based competition in the market, broadband connections of 598,000 increased by 18,000, or 3.1%, when compared to H1 FY11.

Mobile revenues (including Retail and Gen-i) increased by $47 million, or 12.0%, to $438 million in H1 FY12 when compared to H1 FY11, due to increased device revenues and a change in accounting for mobile subsidies.

Telecom’s mobile customer base (including Telecom Retail, Gen-i, and Telecom Wholesale connections) decreased by 3.1% to 2.031 million customers at 31 December 2011 from 2.097 million customers at 30 June 2011. This decline has been affected by an increased volume of CDMA customers churning to other networks as the CDMA network shutdown in July 2012 approaches. Consequently, the prepaid base has decreased by 92,000 since 30 June 2011, although prepaid ARPU increased 6.9% to $10.29 when compared to H2 FY11, highlighting that the customer losses are predominantly low-value.

Retail’s continued focus on smartphone penetration and acquisition of high-value customers, together with further migration of customers from prepaid to postpaid plans, has delivered significant growth in the postpaid base during H1 FY12, with a net increase of 27,000 connections since 30 June 2011. The launch of the iPhone 4S during the Christmas campaign was a significant driver of the strong postpaid growth in H1 FY12.

At 31 December 2011, 1.392 million customers were on the XT network, with XT connections up 209,000, or 17.7%, from 30 June 2011. 639,000 customers, or 31.5% of the mobile base, remain on the CDMA network at 31 December 2011 compared to 43.6% of the base as at 30 June 2011.

Mobile ARPU increased by 8.6% to $29.18 in H1 FY12 when compared to $26.87 in H1 FY11. While mobile voice revenues declined by $6 million, or 2.9%, in H1 FY12 compared to H1 FY11, this was more than offset by $11 million, or 8.1%, growth in data revenues (including text) over the same period. The strong data revenue growth was driven by the increased number of higher value customers acquired.

Fixed data revenues in H1 FY12 decreased by $1 million, or 10.0%, to $9 million when compared to H1 FY11, reflecting a reduction in ISDN usage resulting from lower customer numbers and calling minutes.

Internal revenue decreased by $39 million, or 63.9%, to $22 million in H1 FY12 when compared to H1 FY11 due to reduced interconnection revenues following a regulatory reduction in mobile termination rates.

Operating expenses

Continued focus on cost efficiency has continued to drive labour expenses to the lowest level in recent periods of $66 million for H1 FY12, being $9 million, or 12.0%, lower than H1 FY11. Restructuring activities have reduced permanent headcount by 13.2% at 31 December 2011 when compared to 31 December 2010.

Other operating expenses increased by $33 million, or 17.8%, to $218 million in H1 FY12 when compared with H1 FY11. This was largely driven by increased mobile cost of sales arising from increased volumes, higher average value of mobile device sales and costs in relation to CDMA migration.

Intercarrier costs of $26 million were incurred in H1 FY12 representing the first month’s new baseband charges from Chorus. Prior to demerger, these telephone access costs were allocated to Retail in internal expenses.

Internal expenses have decreased significantly to $419 million in H1 FY12, an 18.2% reduction when compared to H1 FY11. This is largely as a result of a decline in interconnection charges, following reduced mobile termination rates, the new trading arrangements implemented following demerger and the lower access base.

Gen-i

Gen-i’s goal is to become Australasia’s most preferred ICT hosted services and integrated ICT solutions provider, delivering brilliant outcomes for its clients.

	Six months ended 31 December
	2011 $m	2010 $m	Change %

Operating revenues
Local service	44	50	(12.0)
Calling	68	75	(9.3)
Mobile	110	95	15.8
Data	140	168	(16.7)
Broadband and internet	8	11	(27.3)
IT services	263	268	(1.9)
Resale	1	2	(50.0)
Other operating revenue	6	7	(14.3)
Internal revenue	39	38	2.6
Other gains	4	—	NM

	683	714	(4.3)

Operating expenses
Labour	156	171	(8.8)
Intercarrier costs	5	—	NM
Other operating expenses	214	230	(7.0)
Internal expenses	185	208	(11.1)

	560	609	(8.0)

EBITDA	123	105	17.1

FTE - Permanent	2,328	2,658	(12.4)
FTE - Contractors	144	319	(54.9)

FTE - Total	2,472	2,977	(17.0)

The results for Gen-i are presented separately under the headings Gen-i telecommunications solutions and Gen-i IT solutions. Sales and support costs are included within the telecommunications results. Gen-i’s IT solutions business has lower margins and lower capital expenditure requirements than the telecommunications business activities. Many of Gen-i’s clients require an ICT package combining both telecommunications and IT solutions.

Gen-i telecommunications solutions

	Six months ended 31 December
	2011 $m	2010 $m	Change %

Operating revenues
Local service	44	50	(12.0)
Calling	68	75	(9.3)
Mobile	110	95	15.8
Data	139	168	(17.3)
Broadband and internet	8	11	(27.3)
IT services	26	31	(16.1)
Resale	1	2	(50.0)
Other operating revenue	5	6	(16.7)
Internal revenue	20	28	(28.6)

	421	466	(9.7)

Operating expenses
Labour	72	91	(20.9)
Intercarrier costs	5	—	NM
Other operating expenses	66	83	(20.5)
Internal expenses	174	202	(13.9)

	317	376	(15.7)

EBITDA	104	90	15.6

FTE - Permanent	880	1,102	(20.1)
FTE - Contractors	25	78	(67.9)

FTE - Total	905	1,180	(23.3)

Operating revenues – Telecommunications solutions

Traditional local service and calling revenues continue to decline in H1 FY12.

Local service revenues in H1 FY12 declined by $6 million to $44 million as customers consolidated lines and moved to IP-based services.

Calling revenues declined by $7 million to $68 million when compared to the prior comparative period reflecting the combined effect of lower volumes and prices.

Mobile revenues of $110 million in H1 FY12 increased by $15 million reflecting continued strong growth in connections and increased data revenues from growth in smartphone uptake.

Data revenue decreased by $29 million to $139 million in H1 FY12 when compared with the prior comparative period primarily due to the exit of a significant financial services client in Australia, as well as decline in legacy copper-based products and increased competition.

IT services revenue decreased by $5 million to $26 million in H1 FY12 primarily due to the exit of the aforementioned financial services client in Australia and a reclassification of revenue to data.

Internal revenue has decreased by $8 million to $20 million in H1 FY12 due to lower revenue from interconnection.

Operating expenses – Telecommunications solutions

Labour costs decreased by $19 million, or 20.9%, to $72 million in H1 FY12 when compared with the prior comparative period due to lower FTE levels. In addition, the reduction reflects centralisation of, and cost savings in, support functions that are now charged to Gen-i through internal cost allocation.

Other operating expenses decreased by $17 million to $66 million in H1 FY12, reflecting lower cost of sales, partially due to the exit of the aforementioned financial services client in Australia, and reduced expenses relating to the lower FTE numbers.

Internal expenses declined by $28 million to $174 million in H1 FY12 primarily due to a reduction of business in Gen-i Australia as well as a movement of costs from internal to external intercarrier costs arising from the new post-demerger trading arrangements.

Gen-i IT solutions

	Six months ended 31 December
	2011 $m	2010 $m	Change %

Operating revenues
Data	1	—	NM
IT services	237	237	—
Other operating revenue	1	1	—
Internal revenue	19	10	90.0
Other gains	4	—	NM

	262	248	5.6

Operating expenses
Labour	84	80	5.0
Other operating expenses	148	147	0.7
Internal expenses	11	6	83.3

	243	233	4.3

EBITDA	19	15	26.7

FTE - Permanent	1,448	1,556	(6.9)
FTE - Contractors	119	241	(50.6)

FTE - Total	1,567	1,797	(12.8)

Operating revenues – IT solutions

IT solutions revenue increased by $14 million or 5.6%, to $262 million in H1 FY12, when compared to the prior comparative period.

Internal revenue increased by $9 million to $19 million in H1 FY12 due to bringing in-house end user support and higher customer-related costs being on-charged to other business units.

Other gains of $4 million arose on the sale of the Software Solutions business.

Operating expenses – IT solutions

Total operating expenses increased by $10 million to $243 million in H1 FY12, primarily driven by increased labour costs, matching trends in revenue and internal expenses.

Labour costs increased by $4 million, or 5.0%, when compared to the prior comparative period. This was primarily due to lower net project labour cost recoveries to other parts of Telecom, together with reduced capitalisation of costs and lower non-IT related utilisation. These increases were greater than the cost savings arising from FTE reductions.

Internal expenses increased by $5 million to $11 million due to reclassification of costs in Australia and an increase in internally charged lease costs in New Zealand.

AAPT

AAPT is an Australian telecommunications provider that owns and operates its own national voice and data network. This includes nation-wide diverse coverage of 11,000km of interstate fibre, its own data centres in major capital cities, fibre access to 1,300 buildings and Midband Ethernet in over 185 exchanges. AAPT has access to DSL coverage in over 380 exchanges focused on the major Australian cities and large metropolitan areas.

AAPT has two customer segments, Wholesale and Business Solutions. Wholesale focuses on leveraging AAPT’s network reach particularly within the ‘on-net’ data and internet sales to the carrier, partner and reseller channels. Business Solutions addresses the corporate, medium and small enterprise segments and is focused on selling ‘on-net’ data and internet. The Consumer division was sold to iiNet on 30 September 2010 for A$60 million. The gain on the sale of the Consumer division has been excluded from these adjusted results.

To eliminate the impact of foreign exchange rate movements, AAPT’s results are presented in Australian dollars (‘A$’).

	Six months ended 31 December
	2011 A$m	2010 A$m	Change %

Adjusted operating revenues
Local service	—	8	NM
Calling	70	88	(20.5)
Interconnection	14	15	(6.7)
Mobile	4	8	(50.0)
Data	55	56	(1.8)
Broadband and internet	56	70	(20.0)
Resale	71	95	(25.3)
Other operating revenue	2	3	(33.3)
Internal revenue	17	32	(46.9)

	289	375	(22.9)

Operating expenses
Labour	51	59	(13.6)
Intercarrier costs	162	207	(21.7)
Other operating expenses	29	48	(39.6)
Internal expenses	16	23	(30.4)

	258	337	(23.4)

Adjusted EBITDA	31	38	(18.4)

FTE - Permanent	768	882	(12.9)
FTE - Contractors	14	34	(58.8)

FTE - Total	782	916	(14.6)

Adjusted operating revenues

Adjusted operating revenues decreased by A$86 million to A$289 million in H1 FY12 as revenue declined in all categories. A$38 million of the revenue decline is the net reduction in revenue due to the sale of the Consumer division, which has affected calling, local service, broadband and internet and resale revenues. Business Solutions and Wholesale also experienced a A$51 million decrease in revenue when compared to H1 FY11 primarily due to customer churn and the continued rationalisation of low-margin Wholesale customers, pricing pressure and market consolidation prior to NBN going live that has resulted in some AAPT customers shifting business to other providers.

Operating expenses

Labour costs decreased in H1 FY12 by A$8 million to A$51 million when compared to the prior comparative period, primarily due to the 14.6% lower headcount which was driven by restructuring to align to the new business structure.

Intercarrier costs reduced by A$45 million to A$162 million in H1 FY12 when compared to the prior comparative period in line with reduced revenue, reflecting the focus on higher margin data and internet sales, partially offset by less favourable terms agreed with Telstra in FY12.

Other operating expenses reduced by A$19 million to A$29 million in H1 FY12 when compared to the prior comparative period. The reduction was driven by cost savings through the sale of the Consumer division, exiting contracts, billing system rationalisation and the exit of CBD office space.

Technology & Shared Services

T&SS maintains and develops all of Telecom’s New Zealand shared IT and network operations. The T&SS team ensures Telecom’s IT, infrastructure and architecture is aligned with the wider Group’s business objectives. In addition to the core technology teams, the shared services division of T&SS supports Telecom in areas such as supply chain, provisioning, billing, engineering, operations and information management.

Under FCA, T&SS allocates costs to each of the market facing business units, based on their use of T&SS resources, or where applicable, the volumes they drive through T&SS. The charge to other business units is presented as internal revenue in T&SS and internal expenses in the other business units.

	Six months ended 31 December
	2011 $m	2010 $m	Change %

Operating revenues and other gains
Other operating revenue	14	4	NM
Internal revenue	265	287	(7.7)
Other gains	—	14	NM

	279	305	(8.5)

Adjusted operating expenses
Labour	62	53	17.0
Other operating expenses	123	150	(18.0)
Internal expenses	93	102	(8.8)

	278	305	(8.9)

Adjusted EBITDA	1	—	NM

FTE - Permanent	1,766	1,430	23.5
FTE - Contractors	117	225	(48.0)

FTE - Total	1,883	1,655	13.8

Operating revenues and other gains

Other operating revenue largely consists of three components being cost recovery for use of T&SS’s assets by external parties, provision of services by T&SS to external parties and, in some instances, credits received from third party suppliers. Other operating revenue increased by $10 million in H1 FY12 due to a combination of new trading arrangements and rebate income.

Other gains of $14 million in H1 FY11 represented settlements reached with suppliers.

Through FCA, T&SS recovers its net costs from the other business units. Internal revenue therefore mirrors and fluctuates in line with total operating expenses and other revenues.

Adjusted operating expenses

Adjusted labour costs increased by $9 million in H1 FY12 when compared to H1 FY11. The increase was predominantly related to the in-sourcing of functions, and resulting headcount, from Hewlett Packard (‘HP’). These labour costs were previously recognised in other operating expenses.

Other operating expenses decreased by $27 million in H1 FY12 when compared to the prior comparative period. The decrease relates to the savings from the HP in-sourcing, as well as ongoing focus on cost out programmes.

Internal expenses decreased by $9 million in H1 FY12 when compared to the prior comparative period. This was driven by a reduction in FCA charges as a result of demerger, partially offset by new internal costs due to the in-sourcing noted above with some external costs previously charged by HP now being charged from Gen-i.

Corporate

Telecom is supported by a corporate centre, which provides leadership, finance, communications, strategy, human resources and legal functions for the Group. A central product group was established as part of the Vision 2013 strategy and its costs are included in the corporate centre. Revenue includes dividends received from Southern Cross and other revenue not directly associated with a business unit. Certain corporate revenues and costs are allocated under FCA to other business units.

	Six months ended 31 December
	2011 $m	2010 $m	Change %

Operating revenues
Other operating revenue	33	43	(23.3)
Internal revenue	74	48	54.2

	107	91	17.6

Adjusted operating expenses
Labour	51	27	88.9
Other operating expenses	26	27	(3.7)
Internal expenses	18	16	12.5

	95	70	35.7

Adjusted EBITDA	12	21	(42.9)

FTE - Permanent	643	241	NM
FTE - Contractors	46	18	NM

FTE - Total	689	259	NM

Operating revenues

Other operating revenue decreased by $10 million in H1 FY12 when compared to the prior comparative period. The decrease in H1 FY12 was primarily due to $26 million of Southern Cross dividend income in H1 FY12 compared to $39 million in H1 FY11. Southern Cross dividends vary in amount and timing and are denominated in USD.

Internal revenue of $74 million was $26 million higher in H1 FY12 than the prior comparative period, primarily due to increased recoveries under FCA.

Adjusted operating expenses

Adjusted labour costs of $51 million have increased by $24 million in H1 FY12 when compared with the prior comparative period predominantly due to an increase in the number of FTEs arising from the centralisation of certain support functions from business units into corporate and the establishment of the central product group.

Adjusted other operating expenses decreased by $1 million to $26 million for H1 FY12 as cost savings more than offset increased costs transferred to corporate as part of centralisation.

Discontinued operations

The Chorus business was demerged on 30 November 2011 and is reported as a discontinued operation. Chorus earnings for the period up to the demerger date (30 November 2011) are included in the H1 FY12 discontinued results below. The results of the discontinued operations, comprising Chorus, regulated Wholesale and other costs related to the demerged business, are presented below and represent the reported earnings prior to adjusting items (detailed earlier in this document).

	Five months ended 30 November 2011 $m	Six months ended 31 December 2010 $m

Operating revenues
Local service	13	13
Data	9	8
Broadband and internet	44	40
Other operating revenue	13	14
Internal revenues from Telecom continuing operations	417	465

	496	540

Operating expenses
Labour	17	18
Other operating expenses	137	112
Internal costs from Telecom continuing operations	21	29

EBITDA	321	381
Depreciation	84	130
Amortisation	21	23
Net finance costs	20	26

Earnings before income tax	196	202
Income tax expense on earnings	(55)	(63)

Earnings after tax before one-off items	141	139
Gain on distribution of Chorus shares	775	—
Net gain on asset arrangements between Chorus and Telecom	88	—
Debt restructuring costs	(110)	—
Other expenses	(47)	(12)
Tax benefit on demerger related items	30	4

Net earnings for the period	877	131

The trading results in the table above represent those of the discontinued operations for the five months ended 30 November 2011 for H1 FY12 compared to six months ended 31 December 2010 in H1 FY11.

Broadband and internet revenues increased in line with wholesale connection growth, with other revenues tracking in line with previous trends and broadly in line with the prior comparative period.

Other operating expenses in H1 FY12 included an adverse $20 million EBITDA impact arising from settlement of the SLU/SLES litigation matter made prior to demerger.

Depreciation and amortisation in H1 FY12 was incurred up until 26 October 2011, being the date of the shareholder vote, as required by NZ IFRS 5: Assets Held for Sale and Discontinued Operations.

Net finance costs represent the underlying interest cost calculated on the proportion of GBP debt novated to Chorus.

All items below the ‘earnings after tax before one-off items’ line are adjusting items relating to demerger and considered in more detail above.

Group cash flow

The cash flow information presented below includes cash flows arising from continuing and discontinued operations.

	Six months ended 31 December
	2011 $m	2010 $m	Change %

Cash flows from operating activities	504	533	(5.4)
Cash flows from investing activities	(395)	(420)	(6.0)
Cash flows from financing activities	(114)	(113)	0.9
Foreign exchange movement	1	(7)	NM

Net movement in cash	(4)	(7)	(42.9)

Detailed disclosure of the above line items is included in Telecom’s condensed financial statements which have been released with this management commentary.

Cash flows from operating activities

Net cash from operating activities decreased in H1 FY12 by $29 million to $504 million when compared to H1 FY11. This was primarily due to a $101 million reduction in cash received from customers and a $13 million decrease in SX dividend received, which were partially offset by a $110 million reduction in payments to suppliers and employees. The decline in cash received from customers follows the overall declining revenue trend and was also affected by other working capital requirements, while supplier and employee payments have reduced due to cost saving initiatives. Tax payments of $84 million in H1 FY12, largely relating to provisional tax payments and supplementary dividends paid to non residents, increased by $10 million when compared to the prior comparative period.

Cash flows from investing activities

The net cash outflow on investing activities of $395 million in H1 FY12 was $25 million lower than the $420 million outflow in H1 FY11 largely due to a $192 million reduction in capital expenditure payments in H1 FY12, due to management’s capital interventions, combined with $5 million of proceeds from the sale of the Software Solutions business. This was partially offset by the one-off $176 million of proceeds in H1 FY11 from the sale of the AAPT Consumer division, Telecom’s stakes in iiNet and Macquarie Telecom and the proceeds from the Yahoo!Xtra sale.

Cash flows from financing activities

Telecom’s outflows from financing activities largely reflect borrowing activities and dividend payments to shareholders. The net cash outflow for financing activities in H1 FY12 was $114 million, compared to a cash outflow of $113 million in H1 FY11. H1 FY12 comprises $183 million of dividend payments compared to $177 million in H1 FY11. During H1 FY12 Telecom repaid a net $1,279 million of long-term debt and derivatives compared to $19 million in H1 FY11. The repayment was offset by a net receipt on short-term debt of $1,442 million, of which $1,106 million was included in the Chorus net assets demerged. One-off debt restructuring costs of $211 million were paid in H1 FY12. Telecom also received $110 million of released collateral funds compared to payments of $23 million in H1 FY11 and net $7 million receipts from finance lease arrangements.

Capital expenditure

The capital expenditure information presented below incorporates both continuing and discontinued operations expenditure.

	Six months ended 31 December
	2011 $m	2010 $m	Change %

Transformation and regulation
WCDMA mobile network	42	63
FTTN	40	68
FNT	—	7
Retail NGT	23	40
Separation	12	57
UFB	43	—
RBI	11	—
Other regulatory	1	2

Total transformation and regulation	172	237	(27.4)

Business sustaining
IT systems	25	29
Gen-i	20	37
AAPT	18	39
Southern Cross capacity	1	—
Network maintenance and growth	55	73
New products and services	11	29
Other business sustaining	23	36

Total business sustaining	153	243	(37.0)

Total	325	480	(32.3)

Total capital expenditure for H1 FY12 of $325 million was $155 million, or 32.3%, less than H1 FY11, with decreased expenditure in all business sustaining initiatives and also an overall decrease in Transformation and Regulation expenditure.

The reduction in capital expenditure partially relates to the demerger of Chorus on 30 November 2011. H1 FY12 includes five months of Chorus-related spend, compared to six months in H1 FY11.

The H1 FY12 total capital expenditure of $325 million includes approximately $150 million of Chorus-related spend.

Transformation and Regulation

Spend on the XT network decreased to $42 million in H1 FY12 from $63 million in H1 FY11, due to decreased spending on radio network controller deployment with the high capital expenditure in FY11 relating to increased network resilience. Significantly high levels of mobile network spending in the past have now led to the lower spend in the current period.

The Chorus related FTTN investment continued as planned, with the programme winding down in FY12. As a result, spend in H1 FY12 of $40 million was $28 million lower than in H1 FY11.

FNT had no capital expenditure in H1 FY12 as the programme was completed in FY11.

Retail NGT investment of $23 million was $17 million less in H1 FY12 when compared to H1 FY11, as the broadband aggregation was completed in H1 FY11 and is now in a migration phase.

Capital expenditure relating to operational separation decreased to $12 million in H1 FY12, compared with $57 million in H1 FY11, due to certain operational separation commitments being met, or developed, during FY11.

There were two new capital expenditure initiatives in H1 FY12. UFB-related capital expenditure was $43 million and the spend on RBI was $11 million. RBI related solely to Chorus, while a significant proportion of the UFB spend was Chorus-related.

Business Sustaining

Expenditure on IT systems of $25 million was $4 million lower in H1 FY12 than H1 FY11 due to fewer one-off licence payments to vendors and a general slowing in the level of activity.

Gen-i spend in H1 FY12 of $20 million was $17 million lower than H1 FY11, primarily due to H1 FY11 spend including a one-off capital investment for client-driven customer premises equipment and delays in starting major initiatives in H1 FY12.

AAPT spend of $18 million in H1 FY12 was $21 million lower than H1 FY11 due to deferral of certain infrastructure projects.

Network maintenance and growth spend of $55 million was $18 million lower than in H1 FY11. The lower spend reflects the end of transport investment that primarily supports FTTN and better use of core network capacity meaning further significant investment is not required until H2 FY12 and possibly until FY13.

New products and services spend of $11 million was lower than the $29 million in H1 FY11 due to the current strategic focus on sustaining expenditure.

Dividend policy and long-term capital management

Long-term capital management

Telecom’s principal sources of liquidity are operating cash flows and external borrowing from established debt programmes and bank facilities.

On 30 November 2011 Telecom demerged Chorus into a separate listed entity. Post the demerger the Telecom board continues to be committed to Telecom maintaining an ‘A band’ credit rating and its capital management policies are designed to ensure this objective is met. To that end, Telecom intends to manage its debt levels to ensure that the ratio of net interest bearing debt (inclusive of associated derivatives) to EBITDA does not materially exceed 1.1 times on a long run basis, which for credit ratings agency purposes equates approximately to net debt to EBITDA of 1.5 times. The difference between these two ratios is primarily due to the capitalisation of operating leases by credit ratings agencies.

As at 31 December 2011, Telecom had been assigned a credit rating of A-/Stable by Standard & Poor’s and A3/Stable by Moody’s Investor Services.

On-market buyback

During the 2012 calendar year Telecom intends implementing an on-market share buyback of up to NZ$300 million.

The buyback will return capital, which is deemed surplus to existing requirements, and will result in a gearing ratio more consistent with Telecom’s long-term capital management policy.

Ordinary dividends

For FY12 Telecom will continue with its existing dividend policy, to target a payout ratio of approximately 90% of adjusted net earnings, subject to there being no material adverse changes in circumstances or operating outlook.

In FY12 Telecom has shifted to paying dividends on a semi-annual basis. In accordance with this approach, a dividend of 9.0 cents per share has been declared for H1 FY12. The dividend will be fully imputed (at a ratio of 28/72) in line with the corporate income tax rate.

Subject to there being no adverse change in operating outlook, the dividend for H2 FY12 will be set to reflect the full year expected payout ratio. It is currently anticipated that the H2 FY12 dividend will be imputed in the range of 70 to 100%, although this prediction is highly sensitive to a number of factors. To the extent that dividends are not fully imputed, the amount of any supplementary dividend declared will be reduced on a pro-rata basis.

First half ordinary dividends
Ordinary shares	9.0 cents
American Depositary Shares [1]	US 37.53 cents

“Ex” dividend dates
New Zealand Stock Exchange	21 Mar 2012
Australian Stock Exchange	19 Mar 2012
New York Stock Exchange	20 Mar 2012

Books closing dates
New Zealand, Australian Stock Exchanges	23 Mar 2012
New York Stock Exchange	22 Mar 2012

Payment dates
New Zealand, Australia	5 Apr 2012
New York	13 Apr 2012

[1]

Based on an exchange rate at 7 February 2012 of NZ$1.00 to US$0.8339 and a ratio of five ordinary shares per one American Depositary Share. The actual exchange rate used for conversion is determined in the week prior to payment when the Bank of New York performs the physical currency conversion.

Dividend Reinvestment Plan

The Dividend Reinvestment Plan has been restored after it was suspended during FY11 due to the UFB process. For the H1 FY12 dividend, shares issued under the Dividend Reinvestment Plan will be issued at the prevailing market price of ordinary shares. The last date for shareholders to elect to participate in the Dividend Reinvestment Plan for the H1 FY12 dividend is 23 March 2012.

Telecom intends to acquire an equivalent number of ordinary shares on-market, in order to eliminate an increase in capital arising from the plan. These mechanisms will be reviewed at each dividend date.

Competition, regulation and litigation

The significant changes in Telecom’s competitive and regulatory environment in H1 FY12 are set out below.

This should be read in conjunction with the competitive and regulatory disclosures, as set out in Telecom’s 2011 Annual Report, as well as the comparative section in the H2 FY11 Management Commentary, both of which are available online at:

http://investor.telecom.co.nz

Government’s Ultra-Fast Broadband (‘UFB’) Initiative

The UFB initiative has the objective of increasing broadband speeds through deployment of fibre to the premises to 75% of the New Zealand population by 2019, with priority users reached by 2015. The Government will contribute NZ$1.35 billion, via Crown Fibre Holdings Limited (‘CFH’), the Crown entity overseeing the Government’s UFB initiative to selected participants in 33 national regions. In May 2011, Telecom’s bid to participate in the Government’s UFB initiative was accepted by CFH and Telecom was awarded 24 out of the 33 candidate areas.

In order to participate in the UFB initiative, subject to certain necessary approvals, Telecom had to demerge into two listed entities, being:

•	Chorus, which owns and operates New Zealand’s nationwide fixed line access network infrastructure, and comprises the Chorus business unit and certain parts of Telecom Wholesale; and

•	Telecom, a retail-focused telecommunications business comprising fixed, mobile and ICT businesses.

More information about the UFB initiative can be found online at: http://investor.telecom.co.nz.

This demerger was successfully executed on 30 November 2011.

Telecommunications (TSO, Broadband and Other Matters) Amendment Act 2011

The Telecommunications (TSO, Broadband, and Other Matters) Amendment Act 2011 (the ‘Telecommunications Amendment Act’) establishes a substantially revised regulatory regime.

The Telecommunications Amendment Act:

•	Revokes and replaces the ‘three box’ operational separation of Telecom prior to demerger with two separate demerged entities;

•	Triggers a number of changes to the pricing of certain legacy copper services that Telecom provided before demerger, but which have now been transferred to Chorus;

•	Implements the Government’s TSO reforms;

•	Provides for a review of the obligations under the TSO to be commenced and completed in 2013; and

•	Provides for a review of the telecommunications regulatory framework, to be commenced no later than 30 September 2016 and, with best endeavours, to complete the review no later than 31 March 2019.

Operational separation undertakings (Undertakings)

On successful completion of the demerger, operational separation and all migration milestones under the operational separation undertakings across all parts of Telecom were revoked.

Chorus Open Access Deeds of Undertaking

As part of the new regulatory framework, Chorus was required to give three open access deeds of undertakings: The Copper, Fibre and Rural Broadband Initiative undertakings.

The open access deeds of undertakings collectively govern the way in which services must be provided by Chorus on its networks. The main cumulative effects of the deeds are that:

•	Chorus is required to supply most services that it offers in accordance with a statutory principle of non discrimination;

•	Chorus is required to build, supply and consume a small number of layer 1 ‘input services’ on an equivalence of inputs (‘EOI’) basis;

•	There are protections on customer commercial information and commercial information;

•	There are positive requirements on Chorus to supply UBA with voice access as a bundle;

•	There are requirements on Chorus to publish standard terms contracts in respect of fibre services;

•

There are obligations on Chorus to develop a compliance framework including provision of information to the Commission, self reporting and the development of key performance indicators to demonstrate that EOI and non discrimination obligations are being met; and

•	There are obligations on Chorus to prepare a plan within 12 months of demerger as to the ending of the sharing arrangements between Telecom and Chorus.

Chorus’ compliance, EOI and non-discrimination obligations will continue to affect Telecom; however, the obligations contained in these deeds reside with Chorus.

Telecommunications services obligations

The Telecommunications Amendment Act implemented a number of TSO policy changes first announced by the Government in 2009, and confirmed in March 2010, including amendments to the methodology used to assess the net cost of complying with the TSO. The Government has stated that, based on this new methodology, it estimates Telecom’s loss from meeting the TSO to be zero. On successful completion of the demerger, Telecom’s obligations under the TSO were split between Telecom and Chorus as follows:

•	Chorus is required to maintain lines and coverage obligations; and

•	Telecom is required to provide retail services at the capped retail prices.

The Government is required, under the Telecommunications Amendment Act, to commence a comprehensive review of the TSO at or before the start of 2013. This review will take into account, amongst other things, changes to the telecommunications sector that have arisen from the rollout of new infrastructure and facilities and the impact of this on the TSO arrangements, the continued need and relevance of the TSO arrangement, the practicality of adopting a universal service obligation (rather than a provider-specific TSO arrangement), the impact of the TSO funding arrangements and related regulatory issues. The review is required to be completed by the end of 2013. There is no guarantee or certainty of the outcome with respect to any of the items covered within the TSO review.

The Telecommunications Amendment Act also introduced the Telecommunications Development Levy (‘TDL’), which is an industry levy of $50 million per year between FY10 and FY16 and $10 million each year thereafter (adjusted for CPI) to be paid by certain market participants (termed ‘liable persons’) annually in arrears. The levy can be used to pay for any TSO charges, non-urban telecommunication infrastructure, upgrades to emergency calling and other wide purposes so long as a consultation process is followed. The amount payable by each liable person (including Telecom) will be determined by the Commerce Commission based on the proportion of revenue that each liable person receives from telecommunications services offered by means of a public telephone network.

Other regulatory matters

UCLL and SLU pricing

From 1 December 2011, Chorus has responsibility for providing the regulated UCLL and SLU services. Telecom cannot purchase these services from Chorus for three years after demerger. During that three year period, Telecom will instead purchase a number of other services from Chorus, many of which will have prices that are referenced directly to the regulated averaged UCLL and SLU prices.

UCLL and SLU prices are currently de-averaged; however, the Telecommunications Amendment Act requires that the prices be geographically averaged three years after demerger date (ie, 1 December 2014). The Commerce Commission was responsible for determining the averaged UCLL and SLU prices using a benchmarked methodology before demerger date. The Commerce Commission set prices at $24.46 and $14.77 per month respectively by applying a simple average of existing de-averaged prices. The Commission has subsequently initiated a further benchmarking review to consider whether the benchmark set used to calculate the existing de-averaged and averaged UCLL and SLU prices should be updated. The Commission is expected to release an issues paper on this matter shortly.

UBA pricing

UBA purchased with a phone service: The Telecommunications Amendment Act also required that the price for UBA services be ‘frozen’ for existing instances of UBA at the lower of the price on demerger date and the price that applied under the UBA standard terms determination at 30 June 2011. That price is $21.46 per month. From three years after demerger date, the UBA price will transition to a cost-based pricing methodology.

The initial pricing principle that the Commerce Commission must apply in calculating a cost-based price requires that it add the price of the averaged UCLL / SLU services to a benchmarked assessment of any ‘additional costs’ required to create the UBA service. The benchmark must be conducted using prices in comparable countries that use a forward-looking cost-based pricing method. While the cost based price will not apply until three years from the demerger date, the Commerce Commission must make reasonable efforts to review the UBA standard terms determination within twelve months of the demerger date. A pricing review using the price of the averaged UCLL / SLU services plus TSLRIC of the ‘additional costs’ to create UBA will also be available.

UBA purchased without a phone service (Naked UBA): In contrast, the Telecommunications Amendment Act required that, from demerger, all instances of Naked UBA would reflect the averaged UCLL and SLU prices.

Introduction of Chorus’ Unbundled Copper Low Frequency Service (‘UCLFS’) and Baseband Service

In order to meet its TSO requirements, Chorus has announced plans to make available a technology neutral voice input service on a commercial basis. This service is known as Baseband. The pricing of a subset of the Baseband service – UCLFS (a voice input service offered over the copper access network) – was determined by the Commerce Commission in November 2011 (at the same time as averaged prices for UCLL and SLU were determined). The price for UCLFS was set at the averaged UCLL price ($24.46 per month).

Trans-Tasman mobile roaming

The Ministry of Economic Development (‘MED’) and the Australian Department of Broadband, Communications and the Digital Economy have announced a joint investigation into trans-Tasman mobile roaming pricing. The agencies will prepare a draft decision that outlines their market assessment and the options for joint action in the event of a market failure being determined. These options may include regulatory intervention. The two governments are likely to release a draft report in the first half of 2012.

111 Emergency services review

The Government is reviewing the 111 emergency calling service to ensure that it operates in a framework which accommodates changing technologies, practices and industry structures, while providing certainty about the governance framework. The MED is to undertake the review. The MED released a discussion paper on 10 February 2012 requesting comments by 30 March 2012. Further consultation will take place throughout the review.

Spectrum

The Minister of Telecommunications has confirmed 112MHz of spectrum will be available in the 700MHz spectrum range (694 - 806MHz) (the Digital Dividend) for new uses when television becomes fully digitalised. The MED is expected to hold a spectrum auction later in 2012. The rules of that auction are expected to be determined later this year.

Commerce Act litigation

The proceeding brought by the Commerce Commission under section 36 of the Commerce Act in relation to Telecom’s implementation and maintenance of high speed data transmission service pricing remains active. Telecom has appealed the High Court decision which found that, although most of Telecom’s pricing was not anti-competitive, the pricing of two tail circuits between March 2001 and late 2004 breached section 36. The Commerce Commission has cross appealed the points decided in Telecom’s favour. A penalty hearing took place in December 2010, and a reserve judgment was delivered on 19 April 2011 ordering that Telecom pay a pecuniary penalty of $12 million. Telecom has paid this penalty but has also appealed the penalty judgment to the Court of Appeal. An appeal hearing for liability was held from 26 September to 3 October 2011, with the judgment reserved. The penalty hearing was heard on 21 November 2011, with the judgment reserved.

The proceeding commenced by the Commerce Commission in relation to Telecom’s introduction of the 0867 service under section 36 of the Commerce Act was concluded with the delivery of the Supreme Court judgment on 1 September 2010, following a hearing in June 2010. The Supreme Court dismissed the Commerce Commission’s appeal from the lower Courts’ finding that Telecom had not breached section 36, and ordered the Commerce Commission to pay Telecom costs of $50,000 in the Supreme Court. The Commerce Commission has paid all Court costs and the matter is now closed.

Telecommunications Act litigation

Certain ongoing litigation was allocated between Chorus and Telecom. The allocated party will manage the allocated litigation at their cost, with indemnities in place to ensure that the party to which they are allocated bears the economic risk of that litigation. The following two matters were allocated to Chorus. The Separation Deed provides that claims under the indemnities must exceed a certain minimum claim amount and (other than those in relation to litigation) be brought before 30 June 2014. In addition, the amount payable under the indemnities and other claims under the Separation Deed is limited to $300 million.

TSO:

On 2 August 2011 Telecom and Vodafone announced that they had entered a full and final settlement of the various proceedings that they had initiated in relation to the Commerce Commission’s TSO determinations for FY04, FY05, FY06, FY07 and FY08. The terms of the settlement are confidential to the parties. The settlement followed the Supreme Court hearing in February 2011 of Telecom and Vodafone’s appeals in respect of the determinations for FY04, FY05, and FY06. The Supreme Court has issued a judgment in respect of the appeals, dismissing each of Telecom and Vodafone’s appeals as moot, and dismissing the Commerce Commission’s appeal in respect of the FY05 and FY06 determinations. Any residual issues in these matters are allocated to Chorus under the demerger Asset Allocation Plan and subject to the terms of a Separation Deed between Telecom and Chorus.

Sub Loop Extension Service and Sub Loop Unbundling:

A settlement of this matter was entered into in October 2011 between Telecom, the Commerce Commission, Vodafone, Kordia, Orcon, Callplus, Airnet and Compass, pursuant to which the total sum of $31.6 million was paid by Telecom (but recorded in the discontinued operations results) to compensate the various service providers, in agreed amounts. Any residual issues arising out of this matter are allocated to Chorus under the demerger Asset Allocation Plan and subject to the terms of a Separation Deed between Telecom and Chorus.

Other litigation

As noted in the 2011 Annual Report, a Notice of Proposed Adjustment (‘NOPA’) to Telecom’s 2008 New Zealand tax return had been received from the Inland Revenue Department (‘IRD’). Telecom responded, rejecting the IRD’s NOPA. However, in February 2012 the IRD and Telecom agreed to settle the dispute based on confidential terms.

Telecom has other ongoing claims, investigations and inquiries, none of which it currently believes are expected to have significant effect on the financial position or profitability of Telecom.

Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing outstanding claims or inquiries are ultimately resolved against Telecom’s interests. There can be no assurance that such cases will not have a significant effect on Telecom’s business, financial position, and results of operations or profitability.

Future expectations

Telecom currently expects the following outcomes for the six month period ending 30 June 2012 (‘H2 FY12’):

•	H2 FY12 adjusted EBITDA of around NZ$560 million;

•	H2 FY12 adjusted net earnings after tax of NZ$160 million to NZ$190 million; and

•	H2 FY12 capital expenditure of approximately NZ$190 million to NZ$220 million.

This outlook is based on the current environment and economic, market and competitive conditions, which may change over time. Accordingly, this outlook is subject to material change. Telecom’s ability to achieve this outlook is subject to risks. Further details on Telecom’s risk factors are included in Telecom’s 2011 Annual Report, available at: http://investor.telecom.co.nz

Forward-looking statements and disclaimer

This management commentary includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of Telecom. Such forward-looking statements are based on the beliefs of management as well as on assumptions made by and information currently available at the time such statements were made.

These forward-looking statements can be identified by words such as ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘plan’, ‘may’, ‘could’ and similar expressions. Any statements in this announcement that are not historical facts are forward-looking statements. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond Telecom’s control, and which may cause actual results to differ materially from those projected in the forward-looking statements contained in this management commentary. Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements are discussed herein and also include Telecom’s anticipated growth strategies, Telecom’s future results of operations and financial condition, economic conditions in New Zealand and Australia; the regulatory environment in New Zealand; competition in the markets in which Telecom operates; risks related to the demerger and operating as two separate companies, other factors or trends affecting the telecommunications industry generally and Telecom’s financial condition in particular and risks detailed in Telecom’s filings with the U.S. Securities and Exchange Commission. Except as required by law or the listing rules of the stock exchanges on which Telecom is listed, Telecom undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

The securities referred to in this announcement have not been, and will not be, registered under the United States Securities Act of 1933 or under the securities laws of any state or other jurisdiction of the United States. This announcement does not constitute an offer of securities in the United States or to any person to whom it would not be lawful outside Australia and New Zealand. Any securities described herein may not be offered or sold in the United States absent registration under the Securities Act or pursuant to an applicable exemption from registration, or to any person to whom it would not be lawful outside Australia and New Zealand.

Non-GAAP financial measures

Telecom results are reported under IFRS. This management commentary includes non-GAAP financial measures which are not prepared in accordance with IFRS. The non-GAAP financial measures used in this presentation include:

1.	EBITDA. Telecom calculates EBITDA by adding back (or deducting) depreciation, amortisation, finance expense/(income), share of associates’ (profits)/losses and taxation expense to net earnings/(loss) from continuing operations.

2.	Adjusted EBITDA. Adjusted EBITDA excludes significant one-off gains, expenses and impairments.

3.	Capital expenditure. Capital expenditure is the additions to property, plant and equipment and intangible assets, excluding goodwill and other non-cash additions that may be required by IFRS such as decommissioning costs.

4.	ARPU. Telecom calculates ARPU as revenue for the period (for mobile this is only voice and data) divided by an average number of customers.

5.	Free cash flow. Free cash flow is defined as continuing and discontinuing EBITDA less capital expenditure.

6.	Adjusted free cash flow. Adjusted free cash flow utilises adjusted EBITDA rather than underlying EBITDA defined above.

7.	Adjusted net earnings. Adjusted net earnings are net earnings for the year adjusted by the same items to determine adjusted EBITDA, together with any adjustments to depreciation, amortisation and financing costs, whilst also allowing for any tax impact of those items.

Telecom believes that these non-GAAP financial measures provide useful information to readers to assist in the understanding of the financial performance, financial position or returns of Telecom, but that they should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with IFRS. Non-GAAP financial measures as reported by Telecom may not be comparable to similarly titled amounts reported by other companies.

Glossary

The following terms included in this management commentary have the following meanings:

‘ARPU’	Average Revenue per User (or Customer)

‘Baseband’	Chorus Layer 2 product that enables service providers to offer voice services over fibre when copper is no longer available

‘CFH’	Crown Fibre Holdings Limited

‘Chorus’	Chorus, representing the discontinued operations of the Chorus and regulated Wholesale business owned by Telecom until demerger on 30 November 2011

‘DSL’	Digital Subscriber Line, a family of communications technologies allowing high-speed data over existing copper-based telephony plant in the local loop

‘EBITDA’	Earnings Before Interest, Tax, Depreciation and Amortisation

‘EOI’	Equivalence Of Inputs

‘EPS’	Earnings Per Share

‘ESP’	Emergency Service Providers

‘FCA’	Full Cost Apportionment

‘FNT’	Fixed Network Transformation

‘FMO’	Future Mode of Operation

‘FTE’	Full Time Equivalent head count

‘FTTN’	Fibre To The Node

‘FY’	Financial Year ended 30 June

‘GAAP’	Generally Accepted Accounting Principles

‘ICT’	Information and Communication Technologies

‘IFRS’	International Financial Reporting Standards

‘IRU’	Indefeasible Right of Use in relation to network capacity

‘ISDN’	Integrated Services Digital Network, a switched network providing end-to-end digital connectivity for simultaneous transmission of voice and/or data

‘MED’	Ministry of Economic Development

‘MVNO’	Mobile Virtual Network Operator

‘NGN’	Next Generation Network

‘NGT’	Telecom’s Next Generation Telecommunications business model

‘NM’	Not Meaningful

‘PSTN’	Public Switched Telephone Network, a nationwide dial-up telephone network used, or intended for use, in whole or in part, by the public for the purposes of providing telecommunication between telephone devices

‘H1 FY11’	Half Year Ended 31 December 2010

‘H2 FY11’	Half Year Ended 30 June 2011

‘H1 FY12’	Half Year Ended 31 December 2011

‘RBI’	Rural Broadband Initiative

‘SLES’	Sub Loop Extension Service

‘SLU’	Sub Loop Unbundling

‘SMS’	Short Message Service

‘SMW3’	South East Asia Middle East Western Europe 3, an optical submarine telecommunications cable linking those regions

‘Southern Cross’ or ‘SX’	The Southern Cross Cables Group which consists of two sister companies Southern Cross Cables Holdings Limited and Pacific Carriage Holdings Limited

‘STD’	Standard Terms Determination

‘TDL’	Telecommunications Development Levy

‘TSO’	Telecommunications Service Obligation recorded in the Telecommunications Service Obligation Deed for Local Residential Telephone Service between the Crown and Telecom New Zealand Limited, dated December 2001

‘UBA’	Unbundled Bitstream Access

‘UCLFS’	Unbundled Copper Low Frequency Service

‘UCLL’	Unbundled Copper Local Loop

‘UFB’	Ultra-Fast Broadband

‘VDSL’	Very High Speed Digital Subscriber Line

‘VoIP’	Voice over Internet Protocol, a term used in IP telephony for managing the delivery of voice information using the IP

‘WACC’	Weighted Average Cost of Capital

Appendix – Supplemental information and KPIs

Telecom Group

Adjusted Group result

	H1 FY10	H2 FY10	H1 FY11	H2 FY11	H1 FY12
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Adjusted operating revenues and other gains
Local service	507	497	486	469	457
Calling	518	485	479	449	394
Interconnection	83	95	100	95	53
Mobile	426	400	405	420	445
Data	319	307	291	283	268
Broadband and internet	256	255	250	237	238
IT services	234	252	274	287	267
Resale	147	131	124	111	93
Other operating revenue	133	105	114	85	97
Other gains	—	27	14	13	10

Adjusted operating revenues and other gains	2,623	2,554	2,537	2,449	2,322

Adjusted operating expenses
Labour	439	419	421	411	411
Intercarrier costs	493	464	490	449	379
Other operating expenses	1,253	1,193	1,139	1,076	1,044

Adjusted operating expenses	2,185	2,076	2,050	1,936	1,834

Adjusted EBITDA - continuing operations	438	478	487	513	488
Adjusted EBITDA - discontinued operations	434	414	381	420	321

Adjusted EBITDA - total	872	892	868	933	809

Appendix – Supplemental information and KPIs

Telecom Group

Group revenue & cost breakdown

	H1 FY10	H2 FY10	H1 FY11	H2 FY11	H1 FY12
Calling
National - $m	310	294	281	263	238
International - $m	184	170	180	165	139
Other - $m	24	21	18	21	17

	518	485	479	449	394

Broadband and internet
Broadband revenue - $m	229	224	226	216	219
Internet revenue - $m	27	31	24	21	19

	256	255	250	237	238

IT Services Revenue
Procurement - $m	93	103	99	123	96
Professional Services - $m	17	20	20	20	20
Managed Services - $m	118	121	150	140	147
Other - $m	6	8	5	4	4

Total IT Services - $m	234	252	274	287	267

Southern Cross Dividends - $m	44	19	39	32	26

Other Operating Expenses
Mobile Cost of Sales - $m	168	130	126	117	153
Other Cost of Sales - $m	140	152	164	169	155
Chorus related costs - $m	514	500	465	498	417
Other operating expenses - $m	431	411	384	292	319

	1,253	1,193	1,139	1,076	1,044

FTE Permanent - continuing operations	8,087	8,112	7,555	7,695	7,416
FTE Contractors - continuing operations	640	605	703	620	446

FTE Total - continuing operations	8,727	8,717	8,258	8,315	7,862

Basic EPS	13	7	9	—	52
Basic EPS (Adjusted)	13	7	8	12	12

Dividend per share declared	12.0	12.0	7.0	13.0	9.0

Appendix – Supplemental information and KPIs

Telecom Group

Adjusted revenue and adjusted EBITDA by Unit

	H1 FY10	H2 FY10	H1 FY11	H2 FY11	H1 FY12
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Adjusted operating revenue and other gains
Wholesale & International	482	482	527	501	387
Retail	1,049	1,027	1,012	1,003	962
Gen-i	722	727	714	708	683
AAPT	571	538	477	423	370
T&SS	306	297	305	284	279
Corporate	94	66	91	87	107
Revenue from Chorus discontinued operations	21	25	29	22	21
Eliminations	(622)	(608)	(618)	(579)	(487)

	2,623	2,554	2,537	2,449	2,322

Adjusted EBITDA
Wholesale & International	78	86	75	70	79
Retail	176	230	240	253	233
Gen-i	99	124	105	132	123
AAPT	68	69	46	44	40
T&SS	—	(2)	—	4	1
Corporate	17	(29)	21	10	12

Continuing operations	438	478	487	513	488
Discontinued operations	434	414	381	420	321

Total group adjusted EBITDA	872	892	868	933	809

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Wholesale & International

	H1 FY10 NZ$m	H2 FY10 NZ$m	H1FY11 NZ$m	H2 FY11 NZ$m	H1 FY12 NZ$m
Adjusted operating revenues and other gains
Local service	93	99	107	111	117
Calling	124	116	136	126	103
Interconnection	64	75	80	78	35
Mobile	4	6	4	2	2
Data	43	42	42	49	49
Broadband and internet	1	1	1	—	—
Other operating revenue	13	12	13	11	10
Internal revenue	140	131	144	124	65
Other gains	—	—	—	—	6

	482	482	527	501	387
Adjusted operating expenses
Labour	21	20	20	18	12
Intercarrier costs	195	189	226	207	140
Other operating expenses	19	15	21	19	8
Internal expenses	169	172	185	187	148

	404	396	452	431	308

Adjusted EBITDA	78	86	75	70	79

The financial results of Wholesale & International represent, and have been restated for, continuing operations only and exclude certain regulated Wholesale results that have been allocated to discontinued operations.

Appendix – Supplemental information and KPIs

Analysis & KPI’s - Wholesale & International

	H1 FY10	H2 FY10	H1FY11	H2 FY11	H1 FY12
Local Service
Access Lines (000)	352	374	402	414	417

Calling
National - $m	9	7	7	7	5
International - $m	113	107	128	117	96
Other - $m	2	2	1	2	2

	124	116	136	126	103
Analysis of international calls:
International calling revenue comprised:
International outward revenue - $m	7	8	8	8	7
International inward revenue - $m	13	7	6	5	4
International transits revenue - $m	93	92	114	104	85

	113	107	128	117	96

International calling minutes comprised:
International outward minutes (m)	79	84	83	114	98
International inward minutes (m)	181	113	101	87	78
International transits minutes (m)	1,385	1,379	1,418	1,266	1,248

	1,645	1,576	1,602	1,467	1,424

International calling - average revenue per minute:
International outward revenue per minute (cents)	8.86	9.52	9.64	7.02	7.14
International inward revenue per minute (cents)	7.18	6.19	5.94	5.75	5.13

Analysis of international transits:
International transit revenue - $m	93	92	114	104	85
International intercarrier costs - $m	79	71	96	88	67

Gross margin - $m	14	21	18	16	18
Average margin per minute (cents)	1.01	1.52	1.27	1.26	1.44

Interconnect Revenues
PSTN & Other interconnection - $m	31	33	33	30	28
Mobile to mobile interconnection - $m	33	42	47	48	7

	64	75	80	78	35

Broadband and internet
Broadband revenue - $m	1	1	1	—	—

Other Operating Expenses
Mobile Cost of Sales - $m	2	(1)	—	—	1
Other operating expenses - $m	17	16	21	19	7

	19	15	21	19	8

FTE Permanent	375	349	340	333	171
FTE Contractors	14	12	6	9	2

FTE Total[1]	389	361	346	342	173

[1]	50 FTEs related to regulated Wholesale have been removed from the prior comparative periods H1 FY10 to H2 FY11.

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Retail

	H1 FY10	H2 FY10	H1FY11	H2 FY11	H1 FY12
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Adjusted operating revenues and other gains
Local service	345	333	320	305	296
Calling	170	158	155	147	134
Mobile	308	286	296	313	328
Data	11	11	10	9	9
Broadband and internet	142	147	150	150	158
IT services	6	8	6	5	4
Other operating revenue	9	13	14	13	11
Internal revenue	58	58	61	61	22
Other gains	—	13	—	—	—

	1,049	1,027	1,012	1,003	962

Adjusted operating expenses
Labour	82	80	75	72	66
Intercarrier costs	—	—	—	—	26
Other operating expenses	239	195	185	157	218
Internal expenses	552	522	512	521	419

	873	797	772	750	729

Adjusted EBITDA	176	230	240	253	233

Analysis & KPI’s - Retail

Local Service
Access Lines (000)	1,191	1,146	1,099	1,061	1,023

Calling
National - $m	126	119	119	113	103
International - $m	32	30	28	26	23
Other - $m	12	9	8	8	8

	170	158	155	147	134

Analysis of national calls:
National calling revenue comprised
National - $m	49	50	50	49	46
Mobile - $m	69	62	62	58	52
National 0800 - $m	8	7	7	6	6

	126	119	119	113	103

National calling minutes comprised
National (m)	597	578	590	574	549
Mobile (m)	196	184	180	175	166
National 0800 (m)	24	22	22	21	20

	817	784	792	770	735

National calling - average revenue per minute
National (cents)	8.21	8.65	8.47	8.54	8.38
Mobile (cents)	35.20	33.70	34.44	33.14	31.33
National 0800 (cents)	33.33	31.82	31.82	28.57	30.00

Analysis of international calls:
International outward revenue - $m	32	30	28	26	23
International outward minutes (m)	187	172	165	159	152
International outward revenue per minute (cents)	17.11	17.44	16.97	16.35	15.13

Appendix – Supplemental information and KPIs

Analysis & KPI’s - Retail (continued)

	H1 FY10	H2 FY10	H1 FY11	H2 FY11	H1 FY12
Mobile (Retail & Gen-i)
Mobile revenue:
Voice revenue - $m	222	205	208	207	202
Data revenue - $m	127	127	135	137	146
Other mobile revenue - $m	57	48	48	66	90

	406	380	391	410	438

Mobile call minutes (m)	758	701	698	675	658
Mobile call minutes per user per month	56	52	54	52	55
Mobile call price per minute (cents)	29.29	29.24	29.80	30.67	30.70

New Zealand average revenue per user (‘ARPU’)
ARPU - $ per month	26.40	24.84	26.87	26.64	29.18
Postpaid - $ per month	54.85	51.79	54.79	54.11	55.59
Prepaid - $ per month	8.95	8.79	9.52	9.63	10.29
Voice - $ per month	16.81	15.32	16.32	16.05	16.91
Data - $ per month	9.60	9.52	10.54	10.59	12.26

Number of mobile customers at period end (000) (New Zealand- Group)
Postpaid	859	840	829	830	857
Prepaid	1,431	1,312	1,347	1,249	1,157
Internal postpaid	20	19	16	18	17

Total mobile customers (CDMA & XT)	2,310	2,171	2,192	2,097	2,031

XT Postpaid (000)	267	369	518	607	723
XT Prepaid (000)	200	343	492	576	669

Total XT customers (000)	467	712	1,010	1,183	1,392

Data only devices (000) (Retail & Gen-i)	101	133	143	173	191

Broadband and internet
Broadband revenue - $m	132	137	142	144	153
Internet revenue - $m	10	10	8	6	5

	142	147	150	150	158

Broadband connections (000)	559	579	580	591	598
Dial up connections (000)	107	93	82	73	64

IT Services Revenue
Procurement - $m	—	—	1	1	—
Other - $m	6	8	5	4	4

Total IT Services - $m	6	8	6	5	4

Other Operating Expenses
Mobile Cost of Sales - $m	127	92	90	83	117
Other Cost of Sales - $m	8	2	4	3	3
Other operating expenses - $m	104	101	91	71	98

	239	195	185	157	218

FTE Permanent	2,036	2,197	2,004	1,840	1,740
FTE Contractors	166	109	101	137	123

FTE Total	2,202	2,306	2,105	1,977	1,863

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Gen-i

	H1 FY10	H2 FY10	H1FY11	H2 FY11	H1 FY12
Gen-i Total	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m

Adjusted operating revenues and other gains
Local service	54	53	50	48	44
Calling	84	80	75	75	68
Mobile	98	94	95	97	110
Data	193	181	168	147	140
Broadband and internet	12	11	11	8	8
IT services	228	244	268	282	263
Resale	3	3	2	2	1
Other operating revenue	16	10	7	7	6
Internal revenue	34	47	38	42	39
Other gains	—	4	—	—	4

	722	727	714	708	683

Adjusted operating expenses
Labour	167	160	171	162	156
Intercarrier costs	—	—	—	1	5
Other operating expenses	217	224	230	218	214
Internal expenses	239	219	208	195	185

	623	603	609	576	560

Adjusted EBITDA	99	124	105	132	123

Appendix – Supplemental information and KPIs

Financial breakdown by business unit - Gen-i (continued)

The following is a break down of Gen-i into Telecommunication and IT solutions

Telecommunication solutions	H1 FY10	H2 FY10	H1 FY11	H2 FY11	H1 FY12
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m

Adjusted operating revenues and other gains
Local service	54	53	50	48	44
Calling	84	80	75	75	68
Mobile	98	94	95	97	110
Data	193	181	168	147	139
Broadband and internet	12	11	11	8	8
IT services	20	15	31	27	26
Resale	3	3	2	2	1
Other operating revenue	13	7	6	6	5
Internal revenue	20	25	28	27	20
Other gains	—	4	—	—	—

	497	473	466	437	421

Adjusted operating expenses
Labour	92	90	91	84	72
Intercarrier costs	—	—	—	1	5
Other operating expenses	84	69	83	62	66
Internal expenses	235	214	202	187	174

	411	373	376	334	317

Adjusted EBITDA	86	100	90	103	104

IT solutions	H1 FY10	H2 FY10	H1 FY11	H2 FY11	H1 FY12
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m

Adjusted operating revenues and other gains
Data	—	—	—	—	1
IT services	208	229	237	255	237
Other operating revenue	3	3	1	1	1
Internal revenue	14	22	10	15	19
Other gains	—	—	—	—	4

	225	254	248	271	262

Adjusted operating expenses
Labour	75	70	80	78	84
Other operating expenses	133	155	147	156	148
Internal Expenses	4	5	6	8	11

	212	230	233	242	243

Adjusted EBITDA	13	24	15	29	19

Appendix – Supplemental information and KPIs

Analysis & KPI’s - Gen-i

	H1 FY10	H2 FY10	H1 FY11	H2 FY11	H1 FY12

Local Service
Access Lines (000)	82	80	78	76	74

Calling
National - $m	67	65	60	59	56
International - $m	7	5	6	5	5
Other - $m	10	10	9	11	7

	84	80	75	75	68

Analysis of national calls:
National calling revenue comprised
National - $m	9	11	8	6	6
Mobile - $m	32	28	28	26	24
National 0800 - $m	26	26	24	27	26

	67	65	60	59	56

National calling minutes comprised
National (m)	143	139	143	142	109
Mobile (m)	128	121	128	124	124
National 0800 (m)	297	289	301	303	292

	568	549	572	569	525

National calling - average revenue per minute
National (cents)	6.29	7.91	5.59	4.23	5.50
Mobile (cents)	25.00	23.14	21.88	20.97	19.35
National 0800 (cents)	8.75	9.00	7.97	8.91	8.90

Analysis of international calls:
International outward revenue - $m	7	5	6	5	5
International outward minutes (m)	27	25	25	23	25
International outward revenue per minute (cents)	25.93	20.00	24.00	21.74	20.00

Broadband and internet
Broadband revenue - $m	12	11	11	8	8
Broadband connections (000)	19	19	19	19	19

IT Services Revenue
Procurement - $m	93	103	98	122	96
Professional Services - $m	17	20	20	20	20
Managed Services - $m	118	121	150	140	147

Total IT Services - $m	228	244	268	282	263

Other Operating Expenses
Mobile Cost of Sales - $m	39	39	36	34	35
Other Cost of Sales - $m	132	150	160	166	152
Other operating expenses - $m	46	35	34	18	27

	217	224	230	218	214

FTE Permanent - Telcommunication solutions	1,187	1,172	1,102	1,072	880
FTE Permanent - IT solutions	1,588	1,554	1,556	1,580	1,448

Total FTE Permanent	2,775	2,726	2,658	2,652	2,328

FTE Contractors - Telcommunication solutions	52	72	78	47	25
FTE Contractors - IT solutions	148	153	241	199	119

Total FTE Contractors	200	225	319	246	144

FTE Total	2,975	2,951	2,977	2,898	2,472

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - AAPT

	H1 FY10	H2 FY10	H1 FY11	H2 FY11	H1 FY12	H1 FY10	H2 FY10	H1 FY11	H2 FY11	H1 FY12
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	A$m	A$m	A$m	A$m	A$m
Adjusted operating revenues and other gains
Local service	15	12	9	5	—	12	9	8	3	—
Calling	140	131	113	101	89	112	103	88	76	70
Interconnection	19	20	20	17	18	16	15	15	14	14
Mobile	16	14	10	8	5	13	11	8	6	4
Data	72	73	71	78	70	57	54	56	59	55
Broadband and internet	101	96	88	79	72	82	79	70	59	56
Resale	144	128	122	109	92	114	102	95	82	71
Other operating revenue	9	21	4	—	2	9	16	3	—	2
Internal revenue	55	43	40	26	22	43	35	32	19	17

	571	538	477	423	370	458	424	375	318	289

Adjusted operating expenses
Labour	88	84	75	74	64	70	66	59	54	51
Intercarrier costs	298	275	264	241	208	239	216	207	182	162
Other operating expenses	85	81	61	41	38	68	67	48	30	29
Internal expenses	32	29	31	23	20	25	23	23	19	16

	503	469	431	379	330	402	372	337	285	258

Adjusted EBITDA	68	69	46	44	40	56	52	38	33	31

Analysis & KPI’s - AAPT

Local Service
Consumer access Lines (000)						227	199	n/a	n/a	n/a

Calling
National - A$m						95	89	74	63	58
International - A$m						17	14	14	13	12

						112	103	88	76	70

Broadband and internet
Broadband revenue - A$m						68	62	57	48	45
Internet revenue - A$m						14	17	13	11	11

						82	79	70	59	56

Consumer broadband connections (000)						120	113	n/a	n/a	n/a

Other Operating Expenses - A$m						68	67	48	30	29

						68	67	48	30	29

FTE Permanent						1,166	1,120	882	781	768
FTE Contractors						53	40	34	9	14

FTE Total						1,219	1,160	916	790	782

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - T&SS

	H1 FY10	H2 FY10	H1FY11	H2FY11	H1FY12
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Adjusted operating revenues and other gains
Other operating revenue	5	3	4	5	14
Internal revenue	301	284	287	271	265
Other gains	—	10	14	8	—

	306	297	305	284	279

Adjusted operating expenses
Labour	53	48	53	55	62
Other operating expenses	152	137	150	116	123
Internal expenses	101	114	102	109	93

	306	299	305	280	278

Adjusted EBITDA	—	(2)	—	4	1

Analysis & KPI’s - T&SS

FTE Permanent	1,516	1,481	1,430	1,843	1,766
FTE Contractors	200	209	225	206	117

FTE Total	1,716	1,690	1,655	2,049	1,883

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Corporate

	H1 FY10	H2 FY10	H1FY11	H2 FY11	H1 FY12
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Adjusted operating revenues and other gains
Other operating revenue	60	21	43	27	33
Internal revenue	34	45	48	55	74
Other gains	—	—	—	5	—

	94	66	91	87	107

Adjusted operating expenses
Labour	28	27	27	30	51
Other operating expenses	27	41	27	27	26
Internal expenses	22	27	16	20	18

	77	95	70	77	95

Adjusted EBITDA	17	(29)	21	10	12

Analysis & KPIs - Corporate

Southern Cross Dividends - $m	44	19	39	32	26

FTE Permanent	219	239	241	246	643
FTE Contractors	7	10	18	13	46

FTE Total	226	249	259	259	689

Appendix – Supplemental information and KPIs

Telecom

Discontinued operations

	H1 FY10	H2 FY10	H1FY11	H2FY11	H1FY12
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Adjusted operating revenues and other gains
Local service	9	13	13	13	13
Data	5	7	8	10	9
Broadband and internet	41	42	40	54	44
Other operating revenue	14	9	14	17	13
Internal revenue	514	500	465	498	417

	583	571	540	592	496

Adjusted operating expenses
Labour	18	17	18	19	17
Other operating expenses	110	115	112	131	137
Internal expenses	21	25	29	22	21

	149	157	159	172	175

Adjusted EBITDA[1]	434	414	381	420	321

Analysis & KPI’s - Discontinued operations

FTE Permanent	263	281	308	312	—
FTE Contractors	11	17	7	13	—

FTE Total	274	298	315	325	—

[1]	Before demerger/refinancing costs

Appendix – Supplemental information and KPIs

Telecom Group

Capex Summary (Continuing & Discontinued Operations)

	H1 FY10	H2 FY10	H1 FY11	H2 FY11	H1FY12
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Transformation and regulation
XT mobile network	29	71	63	44	42
FTTN	78	74	68	68	40
FNT	42	23	7	1	—
Retail NGT	47	62	40	25	23
Separation	92	71	57	34	12
UFB	—	—	—	—	43
RBI	—	—	—	—	11
Other Regulatory	5	2	2	3	1

Total transformation and regulation	293	303	237	175	172

Business sustaining
IT systems	22	47	29	26	25
Gen-i	18	41	37	29	20
AAPT	24	53	39	17	18
Southern Cross capacity	33	15	—	4	1
Network maintenance and growth	87	118	73	111	55
New products and services	7	40	29	32	11
Other business sustaining	16	66	36	40	23

Total business and sustaining	207	380	243	259	153

Total Group	500	683	480	434	325

Capital expenditure is presented on an accruals basis